Exhibit 2.1
Execution Copy
ASSET PURCHASE AGREEMENT
Among
VERTEX CHEMICAL CORPORATION,
NOVEL WASH CO., INC.,
R.H.A. CORPORATION,
TWAIN ACQUISITION CORP.,
and
HAWKINS, INC.

Dated as of January 10, 2011

TABLE OF CONTENTS

ARTICLE I DEFINITIONS	1

ARTICLE II SALE AND PURCHASE OF THE ASSETS	1

2.1. Assets	1
2.2. Excluded Assets	3
2.3 Memphis Assets	4
2.4. Assumption of Liabilities	5
2.5. Excluded Liabilities	5
2.6. Consent of Third Parties	6

ARTICLE III CLOSING; PURCHASE PRICE AND ADJUSTMENTS; ESCROW	7

3.1. Place and Date	7
3.2. Closing Deliveries of the Sellers	7
3.3. Closing Deliveries of Buyer	9
3.4. Purchase Price	10
3.5. Escrow Amount	11
3.6. Working Capital Adjustment	11
3.7. Allocation of Purchase Price	13
3.8. Sales Taxes and Real Property Expenses	13

ARTICLE IV REPRESENTATIONS AND WARRANTIES	13

4.1. Representations and Warranties of the Sellers	13
4.1.1. Authorization, etc	13
4.1.2. Corporate Status	14
4.1.3. Consents; No Conflicts	14
4.1.4. Financial Statements; Undisclosed Liabilities	14
4.1.5. Taxes	15
4.1.6. Absence of Changes	16
4.1.7. Litigation	17
4.1.8. Compliance with Laws; Permits	17
4.1.9. Operation of the Business	18
4.1.10. Title to and Sufficiency and Condition of Assets	18
4.1.11. Contracts	18
4.1.12. Customers and Suppliers	20
4.1.13 Receivables	20
4.1.14. Intellectual Property	21
4.1.15. Real Property	22
4.1.16. Environmental Matters	23
4.1.17. Employee and Labor Matters	24
4.1.18. Employee Benefit Plans and Related Matters	25
4.1.19. No Guarantees	27
4.1.20. Brokers and Finders	27
4.1.21. Insurance	27
4.1.22. Regulatory Matters	27
4.1.23 Warranties	28
4.1.24 Product Liability	28

4.1.25 Government Contracts	28
4.1.26 Inventory	28
4.2. Representations and Warranties of Parent and Buyer	29
4.2.1. Corporate Status	29
4.2.2. Authorization, etc.	29
4.2.3. Consents; No Conflicts	29
4.2.4. Litigation	29
4.2.5. Brokers and Finders	29

ARTICLE V COVENANTS	30

5.1. Covenants of Buyer and the Sellers	30
5.1.1. Public and Private Announcements	30
5.1.2. Filings; Other Actions; Notification	30
5.1.3. Further Assurances	31
5.1.4. Commercially Reasonable Efforts	31
5.1.5. Bulk Sales	31
5.1.6 Post Closing Access to Records/Cooperation	31
5.1.7 Undisclosed Contracts	31
5.1.8 Tax Matters	32
5.1.9 Receivables	32
5.2 Covenants of the Sellers	33
5.2.1. Conduct of Business	33
5.2.2. No Solicitation of Acquisition Proposals	33
5.2.3. Access and Information	33
5.2.4. Certificates of Tax Authorities	34
5.2.5. Use of Business Name	34
5.2.6. Noncompetition; No Solicitation	34
5.2.7 Transition Services	35
5.3. Employee Matters	36
5.3.1. Employment of the Sellers’ Employees	36
5.3.2. Employment Taxes	37
5.4 CFATS Compliance	37
5.5 Post Closing Access to Employees	38
5.6 Septic Inspections and Repairs	38
5.7 Access to Real Property	38

ARTICLE VI CONDITIONS PRECEDENT	38

6.1. Condition to Obligations of Buyer	38
6.1.1. Representations	38
6.1.2. Covenants	39
6.1.3. Proceedings	39
6.1.4. Closing Deliveries; Certificate	39
6.1.5. Consents	39
6.1.6. No Material Adverse Effect	39
6.1.7. Corporate Proceedings	39
6.1.8 Escrow Agreement	39
6.2. Conditions to Obligations of the Sellers	39
6.2.1. Representations	39

6.2.2. Covenants	40
6.2.3. Proceedings	40
6.2.4. Closing Deliveries; Certificate	40
6.2.5. Corporate Proceedings	40
6.2.6 Escrow Agreement	40
6.3 Casualty	40

ARTICLE VII TERMINATION	40

7.1. Termination	40
7.2. Effect of Termination	42

ARTICLE VIII INDEMNIFICATION	42

8.1. Survival of Covenants, Representations and Warranties	42
8.2. Indemnification and Payment of Losses by the Sellers	42
8.3. Indemnification and Payment of Losses by Buyer	43
8.4. Procedure for Indemnification	43
8.5 Limitations on Indemnification Claims by Buyer Indemnitees	45
8.6. Exclusive Remedy	46
8.7 Calculation of Losses	46
8.8 Tax Treatment of Indemnity Payments	47
8.9 Mitigation	47
8.10 Effect of Investigation	47

ARTICLE IX MISCELLANEOUS	47

9.1. Expenses	47
9.2. Severability	47
9.3. Notices	47
9.4. Miscellaneous	49
9.4.1. Headings	49
9.4.2. Entire Agreement	49
9.4.3. Counterparts; Counterpart Facsimile Execution	49
9.4.4. Governing Law; Venue; Waiver of Jury Trial	49
9.4.5. Binding Effect	50
9.4.6. Assignment	50
9.4.7. No Third Party Beneficiaries	50
9.4.8. Amendment, Waivers, etc.	50
9.4.9. Failure or Delay	51
9.4.10. Exhibits and Schedules	51
9.4.11 Specific Performance	51
9.4.12 No Joint Venture	51
9.4.13 Parent Guarantee	51

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Assignment and Assumption Agreement
Exhibits C-1 to C-4	Forms of Real Property Deeds
Exhibit D	Form of Lease Assignment
Exhibit E	Form of Non-Competition and Non-Solicitation Agreement
Exhibit F	Form of Escrow Agreement

Exhibit G	Form of Guaranty
Exhibit H	Form of Seller Affidavits
Exhibit I	Form of Lease

ASSET PURCHASE AGREEMENT
     ASSET PURCHASE AGREEMENT, dated as of January 10, 2011, by and among Vertex Chemical Corporation, a Missouri corporation (“Vertex”), Novel Wash Co., Inc., a Missouri corporation (“Novel Wash”), R.H.A. Corporation, a Missouri corporation (“R.H.A.”, collectively with Vertex and Novel Wash, the “Sellers” and each of the Sellers individually sometimes referred to as a “Seller”), Twain Acquisition Corp., a Minnesota corporation (the “Buyer”), and solely with respect to Sections 4.2 and 9.4.13, Hawkins, Inc., a Minnesota corporation (“Parent”).
     WHEREAS, Vertex and Novel Wash operate a chemical manufacturing and distribution business specializing in sodium hypochlorite, caustic soda, bleach, hydrochloric acid and related products and services (the “Business”); and
     WHEREAS, R.H.A. owns certain real property and related assets used by Vertex and Novel Wash in the operation of the Business; and
     WHEREAS, Buyer wishes to purchase and acquire from the Sellers, and the Sellers wish to sell, transfer, convey, assign and deliver to Buyer, substantially all of the assets held in connection with, necessary for, or material to the business and operations of the Business, and Buyer has agreed to assume certain specified Liabilities of the Sellers, upon the terms and subject to the conditions set forth herein; and
     NOW, THEREFORE, in consideration of the foregoing, of the representations, warranties, covenants and mutual agreements hereinafter contained, of the mutual benefits to be derived hereby, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
     For all purposes of this Agreement, the capitalized terms used in this Agreement (including the Exhibits and Schedules hereto) shall have the respective meaning assigned to them in Schedule 1 attached hereto and incorporated herein by reference, and for purposes of this Agreement and all other documents executed in connection herewith, the rules of construction set forth in Schedule 1 shall govern.
ARTICLE II
SALE AND PURCHASE OF THE ASSETS
     2.1. Assets. Subject to and upon the terms and conditions set forth in this Agreement, including Section 2.3 hereof, at the Closing, the Sellers will sell, transfer, convey, assign and deliver to Buyer, and Buyer will purchase and acquire from the Sellers, all right, title and interest of the Sellers in and to the assets, rights and properties of every nature, kind and description, both tangible and intangible (including goodwill), whether real, personal or mixed, whether accrued, contingent or otherwise and whether now existing or hereinafter acquired (other than the Excluded Assets) relating to, or used or held for use in connection with, the Business as the same may exist on the Closing Date (collectively, the “Assets”), including the following:
          (a) Equipment: all machinery, equipment, furniture, furnishings, computers and related software and other similar items of equipment owned or leased by the Sellers used in the Business, wherever located, including those items more particularly described on Schedule 2.1(a);
          (b) Office Supplies: all signs, furnishings and office supplies owned or leased by the Sellers;
          (c) Rolling Stock: all trailers, trucks, vehicles and automobiles and other items of rolling stock owned or leased by the Sellers, including the rolling stock set forth with more particularity on Schedule 2.1(c);
          (d) Inventory: all raw materials, work in process, finished products and goods which are or might be used or consumed in connection with the manufacture and/or distribution of chemicals or other aspects of the Business, including any of the foregoing in transit or held at any location controlled by the Sellers (collectively, the “Inventory”);
          (e) Real Property: all rights and interests of the Sellers in the real property set forth on Schedule 2.1(e), together with all improvements and fixtures owned by the Sellers presently located thereon, and all easements appurtenant to the foregoing (collectively, the “Owned Real Property”);
          (f) Real Property Leases: all rights and interests of the Sellers in real property leases, subleases and licenses set forth on Schedule 2.1(f) (the “Real Estate Leases”); the real property leased by the Sellers pursuant to the Real Estate Leases may be referred to herein as the “Leased Real Property,” and together with the Owned Real Property shall be referred to as the “Real Property”;
          (g) Personal Property Leases: all rights of the Sellers in, to and under those certain personal property leases set forth on Schedule 2.1(g) (collectively, the “Personal Property Leases”);
          (h) Contracts: all of the rights of the Sellers in, to and under all Contracts and purchase orders, including any right to receive payment for products sold or services rendered, and to receive goods and services, pursuant to such agreements, including those Contracts set forth on Schedule 2.1(h), but excluding the Excluded Contracts (collectively, the “Assumed Contracts”);
          (i) Prepaid Expenses and Deposits: all credits, prepaid expenses, deferred charges, advance payments, deposits and prepaid items related to the Business, including prepaid rent, but excluding any prepaid insurance (collectively, the “Prepaid Expenses”);

          (j) Receivables: all work-in-progress, accounts or trade receivables, notes and other receivables of the Sellers reflected on the Interim Balance Sheet or existing at the time of Closing, including advances and rights to receive payments from any customer, vendor or other Person held by the Sellers, but excluding any advances to employees (collectively, the “Receivables”);
          (k) Intellectual Property: all Intellectual Property and all rights thereunder or in respect thereof relating to or used or held for use in connection with the Business, including (i) the name and mark “Vertex” and any derivation thereof, including any website or domain name using such name and mark; (ii) the name and mark “Novel Wash”; (iii) all formulas used to produce the products manufactured or sold by, or otherwise relating to, the Business; (iv) the Intellectual Property set forth on Schedule 2.1(k) (collectively, the “Intellectual Property Assets”); and (v) all drawings, software, disks and other material embodying or incorporating or constituting any of the Intellectual Property Assets;
          (l) Books and Records: except for the Retained Records, all books, records, manuals and other materials (in any form or medium), in any way relating to the Business and wherever located, including customer, vendor and distribution lists, sales and advertising materials, purchasing records, personnel and payroll records, manufacturing and quality control records, research and development files, Intellectual Property disclosures, accounting records, accounts receivable and collection/credit records, litigation files, blueprints, plans, and/or plats, and all other accounting, financial, marketing, sales, supply, management and technical information, correspondence and literature relating to the Business;
          (m) Permits: to the extent assignable pursuant to Applicable Law, all Permits of any kind and any exemptions therefrom and filings or registrations relating thereto, including the Permits set forth on Schedule 2.1(m);
          (n) Trade Organizations: all memberships in any trade organizations, including those organizations set forth on Schedule 2.1(n);
          (o) Claims: all claims of the Sellers against third parties relating to the Assets, whether or not asserted before the Closing Date; and
          (p) Other Assets; Goodwill: all other tangible and intangible assets utilized by the Sellers in the operation of the Business, including the improvements and fixtures owned by the Sellers and located on any Leased Real Property and the goodwill associated with the Business.
     Subject to the terms and conditions hereof, except with respect to the Memphis Assets, which shall be conveyed on the Release Date pursuant to Section 2.3 hereof, at the Closing, the Assets shall be transferred or otherwise conveyed to Buyer free and clear of all Liabilities, Liens and/or encumbrances excepting only Assumed Liabilities and Permitted Liens.
     2.2. Excluded Assets. The Sellers will retain and not transfer, and Buyer will not purchase or acquire, the following assets (collectively, the “Excluded Assets”):

          (a) the assets and properties identified on Schedule 2.2(a);
          (b) all Cash and Cash Equivalents;
          (c) all rights to federal and state Tax refunds, income Tax deposits and other corporate Tax attributes;
          (d) all corporate minute and stock books and/or records;
          (e) all records (in any form or medium) solely related to any Tax refund, federal and state income Tax deposits and other Tax attributes, insurance policies and/or refunds due thereunder or any Liabilities other than the Assumed Liabilities (collectively, the “Retained Records”);
          (f) all insurance policies maintained by or on behalf of the Sellers for the benefit of or in connection with the Assets or the Business prior to the date hereof and/or any refunds due thereunder;
          (g) the Contracts identified on Schedule 2.2(g) (the “Excluded Contracts”);
          (h) all employment agreements, including any employment agreements with severance or change-of-control payments, all Benefit Plans and all advances to employees; and
          (i) all rights of the Sellers under this Agreement and the Collateral Agreements to which the Sellers are a party that shall survive the Closing, including the Sellers’ right to receive the Purchase Price.
     2.3 Memphis Assets.
          (a) From the Closing Date until the earlier of (i) March 13, 2011 or (ii) the date on which the Memphis Documents are released by the Title Company pursuant to Section 2.3(b) below (the “Release Date”), the Memphis Assets shall be leased by the Sellers to Buyer pursuant to the Lease. On the Release Date, the Memphis Assets will be transferred and conveyed to Buyer free and clear of all Liabilities, Liens and/or encumbrances excepting only Assumed Liabilities, Permitted Liens and Liabilities, Liens and/or encumbrances created by Buyer.
          (b) At the Closing, the Sellers and Buyer shall deliver the Memphis Documents to which they are a party as provided in Sections 3.2 and 3.3, duly executed, along with a duly executed joint written escrow letter to the Title Company. Such delivery of the Memphis Documents, Lease and the joint written escrow letter by the Sellers shall satisfy Sellers’ obligation to sell, transfer, convey, assign and deliver the Memphis Assets pursuant to this Article II. Such escrow letter shall instruct the Title Company to release the Memphis Documents to Buyer, which release shall automatically constitute acceptance of delivery thereof by Buyer, upon either of the following occurrences: (i) upon the written instruction of Buyer delivered to the Sellers and the Title Company to release and record; or (ii) at any time after the thirty (30) day anniversary of the Closing Date, upon the written instruction of the Sellers delivered to Buyer and the Title Company to release and record. Such escrow letter shall further provide that upon the occurrence of item (i) or (ii) above, the Title Company shall cause the recordable Memphis Documents to be released and recorded with the appropriate Governmental Authority.
     2.4. Assumption of Liabilities. Buyer shall not assume or be responsible for, and shall in no event be liable for, any Liabilities of or relating to the Business. As the only exceptions to the first sentence of this Section 2.4, effective as of the close of business on the Closing Date, Buyer hereby assumes and agrees to pay, honor, discharge or perform, as appropriate, the following Liabilities relating to the Assets and existing at or arising on or after the Closing Date (the “Assumed Liabilities”):
          (a) the accounts payable and accrued operating expenses relating to the operation of the Business and incurred in the Ordinary Course of Business of the Sellers, including accrued rental expenses, but only to the extent included in the Final Statement prepared pursuant to Section 3.6(b) below;
          (b) any Liabilities arising from the use of the Assets or the operation of the Business by Buyer after the Closing Date, but only to the extent that such liabilities and obligations do not arise from or relate to any breach by the Company of any obligations under any provision of any of the Assumed Contracts that occurred on or before the Closing Date;
          (c) any Liabilities arising under the Assumed Contracts, Real Estate Leases and Personal Property Leases but only to the extent that such Liabilities (i) arise on or after the Closing Date and (ii) do not arise from or relate to any breach by Sellers of any obligations under any provision of any of the Assumed Contracts, Real Estate Leases and Personal Property Leases that occurred on or before the Closing Date;
          (d) the Assumed Employee Liabilities; and
          (e) the Liabilities set forth on Schedule 2.4(e).
     2.5. Excluded Liabilities. Without limiting the generality of the first sentence of Section 2.4 and regardless of any disclosure by the Sellers to Buyer, the Sellers shall be solely responsible and liable for any and all Liabilities of the Sellers (or any one of them) relating to or arising out of the operation of the Business or the ownership of the Assets prior to the Closing other than the Assumed Liabilities (the “Excluded Liabilities”), including the following Liabilities:
          (a) Except for the Assumed Employee Liabilities, Liabilities with respect to current, former or retired employees of the Sellers or consultants of the Sellers arising out of or relating to the employment of such employees or consultants by the Sellers prior to the Closing Date;

          (b) Liabilities for Taxes, fees and other similar items however designated, and all interest, penalties and additions to Tax, including franchise and income Taxes and all accrued property, sales, use and payroll Taxes incurred or arising on or prior to the Closing Date, or incurred or accrued after the Closing Date in connection with or relating to activities of the Business prior to the Closing Date;
          (c) Liabilities of the Sellers relating to the operation of the Business, including the use of the Assets, on or prior to the Closing Date or to the generation of accounts receivable on or prior to the Closing Date (other than trade payables and accrued operating expenses specifically assumed by Buyer pursuant to Section 2.4(a));
          (d) Liabilities arising out of or relating to the sale of any products by the Sellers on or prior to the Closing Date (other than trade payables and accrued operating expenses specifically assumed by Buyer pursuant to Section 2.4(a));
          (e) litigation, whether currently pending or not, relating to the operation of the Business or use of the Assets prior to the Closing Date, or arising on or after the Closing Date to the extent that such litigation relates to activities of the Business on or prior to the Closing Date;
          (f) Liabilities under any Excluded Contracts (or amendments thereto);
          (g) Liabilities arising out of any failure by the Sellers to perform any obligation required to be performed by any of them or out of any default by the Sellers (or out of any event, fact or circumstance that, with notice or lapse of time or both, would constitute a default by the Sellers) on or before the Closing Date under or with respect to any Assets, including the Real Estate Leases, Personal Property Leases, Assumed Contracts and/or Permits (regardless of whether the assignment of any such Assets contains anything to the contrary or is silent on such issue) or out of the Sellers’ failure to comply with any Applicable Law;
          (h) Liabilities to any shareholder or Affiliate of the Sellers or any owner or holder of any interest in the Sellers;
          (i) Liabilities of the Sellers with respect to any Benefit Plan established, maintained, sponsored or contributed to by the Sellers;
          (j) any Indebtedness of the Sellers;
          (k) Liabilities arising out of or relating to the Excluded Assets; and
          (l) any and all other Liabilities of the Sellers that Buyer is not specifically assuming pursuant to Section 2.4.
     2.6. Consent of Third Parties. Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Asset or any claim, right or benefit arising thereunder or resulting therefrom if an assignment or transfer or an attempt to make such an assignment or transfer without the Consent of a third party would constitute a breach or violation thereof or affect adversely the rights of Buyer or the Sellers thereunder, and any transfer or assignment to Buyer by the Sellers of any Asset that requires the Consent of a third party shall be made subject to such Consent being obtained. In the event any such Consent is not obtained on or prior to the Closing Date and the Closing occurs, the Sellers shall have the obligation to use their commercially reasonable efforts to obtain any such Consent after the Closing Date until such time as such Consent has been obtained, and the Sellers will cooperate with Buyer in any lawful and economically feasible arrangement to provide that Buyer shall receive the interest of the Sellers, as the case may be, in the benefits under any such Asset, including performance by the Sellers, as the case may be, as agent, if economically feasible; provided that Buyer shall undertake to pay or satisfy the corresponding Liabilities for the enjoyment of such benefit to the reasonable extent Buyer would have been responsible therefor hereunder if such Consent had been obtained; and provided further that Buyer and the Sellers agree that entering into the Lease and the other arrangements with respect to the Memphis Assets described in Section 2.3 shall constitute such commercially reasonable efforts with respect to Liens imposed by the Memphis Contract and the Sellers shall have no further obligation to expend funds in pursuit of any Consent related thereto. Nothing in this Section 2.6 shall be deemed a waiver by Buyer of its right to have received on or before the Closing an effective assignment of all of the Assets or a waiver of the conditions to Closing set forth in Section 6.1, nor shall this Section 2.6 be deemed to constitute an agreement to exclude from the Assets any assets described under Section 2.1 of this Agreement.
ARTICLE III
CLOSING; PURCHASE PRICE AND ADJUSTMENTS; ESCROW
     3.1. Place and Date. The closing of the sale and purchase of the Assets (the “Closing”) shall take place at 10:00 a.m. local time on the date that is two Business Days after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing), or at such date and time as Buyer and the Sellers shall agree, at the offices of Faegre & Benson LLP at 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, or at such other place or time as the parties may agree. The day on which the Closing actually occurs is herein referred to as the “Closing Date”. The Closing shall be effective as of 12:01 a.m. local time (regardless of when the Closing mechanics occur) on the Closing Date.
     3.2. Closing Deliveries of the Sellers. At or prior to Closing, the Sellers shall deliver to Buyer the following documents or items, each of which shall have been duly executed by each Person whose signature is provided for in such respective document:
          (a) a bill of sale in the form attached hereto as Exhibit A with respect to the Assets (other than the Memphis Assets) (the “Bill of Sale”), dated as of the Closing Date;
          (b) a bill of sale in the form attached hereto as Exhibit A with respect to the Memphis Assets (the “Memphis Bill of Sale”), dated as of the Closing Date, which shall be subject to the provisions of Section 2.3 hereof;

          (c) an assignment and assumption agreement in the form attached hereto as Exhibit B assigning the Assumed Contracts, Personal Property Leases, Permits, Intellectual Property Assets and the Assumed Liabilities (other than those which are a part of the Memphis Assets) (the “Assignment and Assumption Agreement”), dated as of the Closing Date;
          (d) an assignment and assumption agreement in the form attached hereto as Exhibit B assigning the Assumed Contracts, Personal Property Leases, Permits, Intellectual Property Assets and the Assumed Liabilities which are a part of the Memphis Assets (the “Memphis Assignment and Assumption Agreement”), dated as of the Closing Date, which shall be subject to the provisions of Section 2.3 hereof;
          (e) deeds with respect to each parcel of Owned Real Property (other than the Memphis Owned Real Property) in the forms attached as Exhibits C-1, C-2, and C-3, together with any necessary transfer declaration or other filings (the “Real Property Deeds”), each dated as of the Closing Date;
          (f) deeds with respect to each parcel of the Memphis Owned Real Property in the form attached as Exhibit C-4, together with any necessary transfer declaration or other filings (the “Memphis Real Property Deeds”), dated as of the Closing Date, which shall be subject to the provisions of Section 2.3 hereof;
          (g) an assignment of lease, dated as of the Closing Date, with respect to each Real Estate Lease being assigned to Buyer in the form attached as Exhibit D, together with any necessary transfer declaration or other filings (the “Lease Assignments”), each dated as of the Closing Date, and copies of any landlord estoppel certificates received by the Sellers with respect to the Real Estate Leases;
          (h) all Consents necessary to be obtained in order to consummate the Contemplated Transactions as required pursuant to those Material Contracts, Real Estate Leases and Personal Property Leases listed on Schedule 3.2(h) (collectively, the “Material Consents”), all having been duly obtained and in full force and effect, and the Sellers being in compliance with each of the Material Consents;
          (i) a non-competition and non-solicitation agreement, in the form attached hereto as Exhibit E (the “Non-Competition and Non-Solicitation Agreement”) in favor of Buyer by each of Michael H. Moisio and Lee F. Moisio, each dated as of the Closing Date;
          (j) a counterpart to that certain escrow agreement dated as of the Closing Date by and among the Escrow Agent, Buyer and the Sellers in the form attached hereto as Exhibit F (the “Escrow Agreement”), dated as of the Closing Date;
          (k) a guaranty, in the form attached hereto as Exhibit G in favor of Buyer by each of Michael H. Moisio, individually and as Trustee of the Michael H. Moisio Revocable Trust dated July 20, 1993, and Lee F. Moisio, individually and as Trustee of the Lee F. Moisio Revocable Trust dated April 5, 1989, each dated as of the Closing Date;

          (l) certificates of each of the Sellers in form and substance satisfactory to Buyer, dated as of the Closing Date and sworn to under penalty of perjury, certifying that such Seller is not a “foreign person” within the meaning of Section 1445 of the Code, such certificate to be in the form set forth in the Treasury Regulations thereunder;
          (m) the certificate required by Section 6.1.4;
          (n) possession of the Assets, which, in the case of the Memphis Assets shall be via the Lease;
          (o) executed but unfiled documentation in a form sufficient to change Vertex’s name in the State of Missouri from “Vertex Chemical Corporation” to another name chosen by the Sellers that does not include the words “Vertex Chemical”;
          (p) executed but unfiled documentation in a form sufficient to change Novel Wash’s name in the State of Missouri from “Novel Wash Co., Inc.” to another name chosen by the Sellers that does not include the words “Novel Wash”;
          (q) certificates of the Secretary of each of the Sellers, dated as of the Closing Date, in form and substance satisfactory to Buyer, certifying: (i) that attached to the secretary’s certificate are true copies of the duly adopted resolutions of the board of directors of such Seller and true copies of the duly adopted resolutions of the shareholders of such Seller authorizing the execution and performance of this Agreement and the Collateral Agreements, and (ii) certificates evidencing good standing of such Seller and payment of all applicable state Taxes by such Seller, executed by the appropriate officials of the State of Missouri and each jurisdiction in which such Seller is licensed or qualified to do business, each dated no more than fifteen (15) calendar days prior to the Closing Date (except that the applicable Tax certificate from the State of Illinois shall be delivered as promptly as possible after Closing);
          (r) a Seller’s Affidavit in form attached hereto as Exhibit H for each of the parcels of Owned Real Property (the “Seller Affidavits”);
          (s) a lease with respect to the Memphis Owned Real Property, in the form attached hereto as Exhibit I (the “Lease”), dated as of the Closing Date;
          (t) the joint escrow letter required by Section 2.3(b); and
          (u) such other documents and instruments necessary to consummate the transaction contemplated by this Agreement upon the terms and conditions set forth in this Agreement, in form and substance reasonably satisfactory to Buyer.
     3.3. Closing Deliveries of Buyer. At or prior to Closing, Buyer shall deliver to the Sellers the following documents or items, each of which shall have been duly executed by each Person whose signature is provided for in such respective document:
          (a) the Initial Purchase Price, pursuant to the provisions of Section 3.4 below;

          (b) the Bill of Sale, dated as of the Closing Date;
          (c) the Memphis Bill of Sale, dated as of the Closing Date, which shall be subject to Section 2.3 hereof;
          (d) the Assignment and Assumption Agreement, dated as of the Closing Date;
          (e) the Memphis Assignment and Assumption Agreement, dated as of the Closing Date, which shall be subject to Section 2.3 hereof;
          (f) the Lease Assignments, dated as of the Closing Date;
          (g) a counterpart to the Escrow Agreement, dated as of the Closing Date;
          (h) the certificate required by Section 6.2.4;
          (i) a certificate of the Secretary of Buyer, dated as of the Closing Date, in form and substance satisfactory to the Sellers, certifying that attached to the secretary’s certificate are true copies of the duly adopted resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement and the Collateral Agreements;
          (j) reseller certificates issued by Buyer evidencing that Buyer is exempt from the payment of applicable sales Taxes in the State of Illinois, State of Iowa and State of Tennessee;
          (k) the Lease, dated as of the Closing Date;
          (l) the joint escrow letter required by Section 2.3(b);
          (m) the acknowledgement required by the Clinton County, Iowa Board of Health relating to the septic system issue described in Section 5.6, duly executed by Buyer; and
          (n) such other documents and instruments necessary to consummate the transaction contemplated by this Agreement upon the terms and conditions set forth in this Agreement, in form and substance reasonably satisfactory to the Sellers.
     3.4. Purchase Price. On the terms and subject to the conditions set forth in this Agreement, the aggregate consideration for the Assets payable at Closing shall be Twenty-Five Million, Five Hundred Thousand Dollars ($25,500,000) (the “Initial Purchase Price”), plus the assumption of the Assumed Liabilities, as adjusted, dollar for dollar, by any Working Capital Adjustment (as so adjusted, the “Final Purchase Price”). Buyer shall pay the Initial Purchase Price, minus the Escrow Amount paid pursuant to Section 3.5 below, at Closing by wire transfer of immediately available funds to an account specified in writing by the Sellers to Buyer at least three (3) calendar days prior to the Closing.

     3.5. Escrow Amount. At the Closing, Buyer and the Sellers shall execute and deliver the Escrow Agreement to U.S. Bank N.A. (the “Escrow Agent”), and Buyer shall deposit by wire transfer of immediately available funds to an account designated in writing by the Escrow Agent an amount equal to two million, five hundred thousand dollars ($2,500,000) (the “Escrow Amount”) to be held by the Escrow Agent in an escrow account (the “Escrow Account”) as security for the indemnification obligations of the Sellers pursuant to this Agreement, all in accordance with the terms of this Agreement and the Escrow Agreement. Subject to the terms of the Escrow Agreement, any portion of the Escrow Amount not paid (other than any portion subject to pending claims in accordance with the Escrow Agreement) to Buyer pursuant to the terms of this Agreement shall be released to the Sellers eighteen (18) months after the Closing Date.
     3.6. Working Capital Adjustment.
          (a) On the day prior to the Closing Date, or such other time prior to Closing mutually agreed to by Buyer and the Sellers, Buyer and the Sellers shall conduct and agree upon a physical count of the Inventory, to be used in preparing the Closing Net Working Capital Statement, as defined below. Quantities of Inventory at outside suppliers, agents and consignees (if any) shall, at the option of either Buyer or the Sellers, be physically counted and/or confirmed and reconciled with the books and records of the Sellers. Quantities of liquid Inventory then stored in rolling stock (rail cars, tank trucks or barges), whether at one of Sellers’ facilities or in transit, shall be based on shipper’s bill of lading. In the event the actual weight is less than the weight set forth on the bill of lading, such quantities of liquid Inventory shall nonetheless be based on shipper’s bill of lading unless Buyer notifies the Sellers within five (5) Business Days of Buyer becoming aware of the actual weight of such Inventory. Any Inventory that is in transit on the Closing Date shall be included in the physical count of the Inventory as long as (i) such Inventory was paid for by Sellers on or before the Closing Date or (ii) the account payable relating to such Inventory is included in the Closing Net Working Capital Statement. In the event Buyer and the Sellers are unable to reach agreement on any count or reconciliation of any item of Inventory, then at the request of either Buyer or the Sellers, such disagreement shall be treated as an Item of Dispute and submitted to the Independent Accounting Firm for resolution pursuant to the provisions described in Section 3.6(c) below. The physical count determined by the agreement of the parties or by the Independent Accounting Firm shall be final, and the value of the Inventory reflected in such final determination shall be calculated based on the lower of cost or then current market price, consistent with GAAP and past practice. Any other provision of this Agreement to the contrary notwithstanding, the fees and expenses incurred in the joint inventory count by Buyer or the Sellers (including the fees charged by the Independent Accounting Firm) shall be borne equally by Buyer, on the one hand, and the Sellers, on the other hand, and such costs shall not be reflected on the Closing Net Working Capital Statement.
          (b) Within ninety (90) calendar days after the Closing Date, Buyer shall prepare or cause its accountants to prepare and deliver to the Sellers a proposed statement (the “Closing Net Working Capital Statement”) setting forth the Sellers’ Net Working Capital as of Closing subject to the definition of Net Working Capital (the “Closing Net Working Capital”). The fees and expenses incurred in the preparation of the Closing Net Working Capital Statement by Buyer shall be borne by Buyer, and such costs shall not be reflected on the Closing Net Working Capital Statement. Immediately following the delivery of such items, Buyer, the

Sellers and the authorized representatives of Buyer and the Sellers shall be permitted to review Buyer’s and Buyer’s representatives’ working papers relating to the Closing Net Working Capital Statement and Closing Net Working Capital during the Resolution Period. The Closing Net Working Capital Statement shall include all known adjustments required in a year-end closing of the books and be prepared in accordance with GAAP applied in a manner consistent with the preparation of the Interim Balance Sheet and the past practices of the Sellers. The Closing Net Working Capital Statement and Closing Net Working Capital shall become final and binding upon expiration of the thirty (30) calendar day period after Buyer’s delivery of the Closing Net Working Capital Statement (the “Dispute Period”) unless the Sellers give written notice of a disagreement with any matter set forth therein (a “Dispute Notice”) to Buyer prior to the expiration of the Dispute Period setting forth in reasonable detail the disputed items (“Items of Dispute”) and the basis for such dispute. After the Closing Date, the Sellers shall give Buyer and the authorized representatives of Buyer reasonable access, at reasonable times following prior notice, to the books and records of the Sellers that are not Assets and that relate to the Closing Net Working Capital Statement for purposes of preparing the Closing Net Working Capital Statement and Closing Net Working Capital. In the event that the Sellers deliver a Dispute Notice during the Dispute Period, Buyer and the Sellers shall cooperate in good faith to resolve any Items of Dispute therein within thirty (30) calendar days of Buyer’s receipt of such Dispute Notice (the “Resolution Period”).
          (c) If Buyer and the Sellers are unable to resolve any Items of Dispute during the Resolution Period, then all such remaining Items of Dispute shall be submitted promptly thereafter to RSM McGladrey, Inc. (the “Independent Accounting Firm”). Each party agrees to execute, if requested by the Independent Accounting Firm, a reasonable engagement letter. The parties shall instruct the Independent Accounting Firm (i) not to assign a value to any item in dispute greater than the greatest value or lower than the lowest value assigned by Buyer or the Sellers and (ii) to make a final determination of the Closing Net Working Capital Statement and the Closing Net Working Capital (the “Final Determination”) in accordance with the guidelines and procedures set forth in this Agreement not more than forty-five (45) calendar days following submission of such disputed matters to the Independent Accounting Firm. The Independent Accounting Firm shall act as an arbitrator to determine, based solely on presentations by Buyer and the Sellers to be delivered within fifteen (15) calendar days following the Independent Accounting Firm’s selection, and not by independent review, only those items or issues still in dispute. The parties will cooperate with the Independent Accounting Firm during the term of its engagement. The Closing Net Working Capital Statement and the Closing Net Working Capital shall become final and binding on the parties on the date the Accounting Firm delivers the Final Determination in writing to the parties (which shall be requested by the parties to be delivered). The Closing Net Working Capital Statement and Closing Net Working Capital, each as modified by any resolution of Items of Dispute by Buyer and the Sellers and/or by the Final Determination of the Independent Accounting Firm, shall be the “Final Statement.” Any other provision of this Agreement to the contrary notwithstanding, the fees and expenses incurred pursuant to this Section 3.6(c) shall be borne equally by Buyer, on the one hand, and the Sellers, on the other hand, and such costs shall not be reflected on the Final Statement.
          (d) Within five (5) Business Days after the Final Statement has been determined in accordance with this Section 3.6, (i) in the event the Closing Net Working Capital set forth in the Final Statement is less than the Target Net Working Capital, the Sellers shall pay such deficiency to Buyer, and (ii) in the event the Closing Net Working Capital set forth in the Final Statement exceeds the Target Net Working Capital, Buyer shall pay such excess to the Sellers. Any and all payments made pursuant to this Section 3.6(d) (a “Working Capital Adjustment”) shall be an adjustment to the Purchase Price paid by wire transfer of immediately available funds to an account designated in writing by the party receiving such payment.
     3.7. Allocation of Purchase Price. The parties agree to allocate the Final Purchase Price and the Assumed Liabilities in accordance with Schedule 3.7 attached hereto; provided, that such allocation schedule shall, if necessary, be appropriately adjusted to reflect the Working Capital Adjustment and any adjustments required pursuant to Section 8.8. Buyer and the Sellers shall file their respective Internal Revenue Service Forms 8594 consistent with Schedule 3.7, as adjusted pursuant to the preceding sentence.
     3.8. Sales Taxes and Real Property Expenses.
          (a) Buyer shall pay or reimburse the Sellers for any and all federal, state and/or local sales Taxes which may now or hereafter arise from the sale, transfer or other disposition of the Assets in the manner contemplated by this Agreement; provided, however, that such Taxes shall be determined on a net after Tax basis taking into consideration any and all deductions for sales Taxes available to the Sellers (collectively, “Sales Taxes”). Buyer and the Sellers agree to use reasonable efforts to minimize any Sales Taxes and shall cooperate in the preparation of any Tax Return related to Sales Taxes in connection with the transfer of the Assets pursuant to this Agreement. Any payments made pursuant to this Section 3.8(a) shall be paid by cashier’s check or other immediately available funds as directed in writing by the Sellers.
          (b) Buyer shall pay for the recording fee for the Real Property Deeds, the cost of any Survey of the Real Property ordered by Buyer, the cost of any real estate appraisal conducted with respect to the Real Property, the premium charged by the Title Company to issue the owner’s title insurance policy for the Real Property, any transfer tax incurred as a result of the transfer of Real Property contemplated by this Agreement, and such other expenses provided to be paid by Buyer herein.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
     4.1. Representations and Warranties of the Sellers. As of the date hereof and as of the Closing Date, Vertex, Novel Wash, and R.H.A. jointly and severally represent and warrant to Buyer as follows:
          4.1.1. Authorization, etc. Each Seller has the full right, corporate power and authority to execute and deliver this Agreement and each of the Collateral Agreements to which it is a party, to perform fully its obligations hereunder and thereunder and to consummate each of the Contemplated Transactions. The execution and delivery by each Seller of this Agreement, and the consummation of the Contemplated Transactions, have been, and on the Closing Date the execution and delivery by the Sellers of each of the Collateral Agreements to which they are a party will have been, duly authorized by all requisite corporate action. Each Seller has duly executed and delivered this Agreement and on the Closing Date will have duly executed and delivered each of the Collateral Agreements to which it, he or she is a party. This Agreement is, and on the Closing Date each of the Collateral Agreements to which it is a party will be, legal, valid and binding obligations of each Seller, enforceable against such Seller in accordance with their respective terms, except as to the effect, if any, of (i) applicable bankruptcy and other similar laws affecting the rights of creditors generally, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforcement Limitations”).
          4.1.2. Corporate Status. Each Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Missouri, with full corporate power and authority to carry on its business (including the Business) and to own, lease and/or operate its properties, as and in the places where such business is conducted and such properties are owned, leased or operated. Each Seller is duly qualified or licensed to do business and is in good standing in each of the jurisdictions specified in Schedule 4.1.2(b), which are the only jurisdictions in which the operation of the Business by such Seller or the character of the properties owned, leased or operated by such Seller in connection with the Business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not be reasonably expected to cause a Material Adverse Effect. The Sellers have delivered to Buyer complete and correct copies of their articles of incorporation, bylaws and other organizational documents, in each case, as amended and in effect on the date hereof. No Seller is in violation of any of the provisions of its articles of incorporation, bylaws and/or other organizational documents.
          4.1.3. Consents; No Conflicts. Except as set forth on Schedule 4.1.3 (collectively, the “Third Party Approvals”), the execution and delivery of this Agreement by the Sellers does not, and the performance of their respective obligations hereunder and the consummation of the Contemplated Transactions will not, (a) breach, violate or conflict with the articles of incorporation, bylaws or other organizational documents of the Sellers, (b) require any notices, reports or other filings to be made by the Sellers with any Governmental Authority or require any Consents or expiration of any applicable waiting periods to be obtained by the Sellers from any Governmental Authority, (c) contravene, conflict with, constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien on any properties or assets owned by the Sellers pursuant to, or require the Sellers to obtain the Consent of, or give notice to, any Person under, any provision of any Material Contract, Real Estate Lease, or Personal Property Lease, or (d) contravene, conflict with, breach or violate any Applicable Law and/or Order to which the Sellers are a party or by which the Sellers or their respective properties or assets are subject or bound.
          4.1.4. Financial Statements; Undisclosed Liabilities.
          (a) Financial Statements. The Sellers have delivered to Buyer complete and correct copies of (a) audited consolidated financial statements of the Business as, at and for the periods ended December 31, 2008 and 2007, and December 31, 2009 and 2008, together with a report thereon by the Sellers’ certified public accountants (the “Audited Financial Statements”), and (b) internally prepared, unaudited financial statements of the Business as at and for the year to date period ended November 30, 2010 (the “Year to Date Financial Statements”), including in each case a consolidated balance sheet and a consolidated statement of income (the Audited Financial Statements and the Year to Date Financial Statements are collectively referred to as the “Financial Statements”). As used in this Agreement, “Interim Balance Sheet” means the internally prepared consolidated balance sheet of the Sellers dated as of November 30, 2010 with inventory recorded on an average cost basis. The Financial Statements fairly present in all material respects the financial condition and the results of the operations of the Business for the respective periods and as of the respective dates depicted therein and were prepared in accordance with GAAP consistently applied throughout the periods indicated therein, except that the Year to Date Financial Statements do not contain notes and the Sellers changed their respective methods of accounting for Inventory in the 2010 fiscal year from a last in, first out method to a first in, first out method.
          (b) Undisclosed Liabilities. To the actual Knowledge of Sellers (with no duty of reasonable inquiry), as of the date of this Agreement, no Seller is subject to any material Liabilities or obligations (whether absolute, accrued, contingent, or otherwise) except obligations and Liabilities (a) contemplated by or in connection with this Agreement or the Contemplated Transactions; (b) reflected in the Financial Statements; (c) incurred since December 31, 2009 in the Ordinary Course of Business; or (d) set forth on Schedule 4.1.4(b).
          4.1.5. Taxes.
          (a) The Sellers have (or by the Closing will have) duly and timely filed all Tax Returns relating to the Business required to be filed on or before the Closing Date (“Covered Returns”). Except for Taxes set forth on Schedule 4.1.5, which are being contested in good faith and by appropriate proceedings, the following Taxes have (or by the Closing Date will have) been duly and timely paid: (i) all Taxes due and payable on or before the Closing Date with respect to the Business, and (ii) all deficiencies and assessments of Taxes of which notice has been received by the Sellers that are or may become payable by Buyer or chargeable as a Lien upon the Assets. All Taxes required to be withheld by or on behalf of the Sellers in connection with amounts paid or owing to any employee, independent contractor, creditor or other party with respect to the Business on or prior to the Closing (“Withholding Taxes”) have been withheld, and such withheld Taxes have either been duly and timely paid to the proper Governmental Authorities or, if not due and payable on or before the Closing Date, set aside in accounts for such purpose.
          (b) Except as set forth on Schedule 4.1.5, no currently effective agreement or other document extending, or having the effect of extending, the period of assessment or collection of any Taxes, and no currently effective power of attorney with respect to any Taxes, has been entered into or filed with the IRS or any other Governmental Authority.
          (c) Except as set forth on Schedule 4.1.5, no Seller is currently under audit by any Governmental Authority with respect to Taxes. Except as set forth on Schedule 4.1.5, neither the IRS nor any other Governmental Authority is now asserting or, to the Knowledge of the Sellers, threatening to assert against the Sellers any deficiency or claim for additional Taxes or any adjustment of Taxes and there is no reasonable basis for any such assertion of which the Sellers are or reasonably should be aware.
          (d) Except as set forth on Schedule 4.1.5, there is no litigation or administrative appeal pending or, to the Knowledge of the Sellers, threatened against or relating to a Seller in connection with Taxes.
          (e) No Seller is a “foreign person” as that term is defined in Section 1445 of the Code and/or the Treasury Regulations.
          4.1.6. Absence of Changes. Except as set forth in Schedule 4.1.6, since December 31, 2009 through the date of this Agreement, the Sellers have conducted the Business only in the ordinary and usual course consistent with prior practice (the “Ordinary Course of Business”) and have not, on behalf of, in connection with or relating to the Business or the Assets:
          (a) suffered any Material Adverse Effect;
          (b) incurred any Liability, except in the Ordinary Course of Business;
          (c) failed to use its commercially reasonable efforts to preserve intact its business organization, or willfully engaged in any act or omission that would be reasonably likely to cause Sellers to fail to (i) keep available the services of its officers included in the definition of “Knowledge” (other than officers who are terminated for cause); or (ii) preserve the goodwill of and maintain satisfactory relationships with any material customers or suppliers;
          (d) failed to take commercially reasonable actions to maintain, in all material respects, the condition of the assets used in the Business;
          (e) assigned, mortgaged, pledged or otherwise subjected to any Lien, any property, business or assets, tangible or intangible, held in connection with the Business;
          (f) sold, transferred, leased to others or otherwise disposed of any of the assets used in the Business, other than in the Ordinary Course of Business and other than any sales, transfers or dispositions of immaterial assets;
          (g) failed to keep in full force and effect insurance comparable in amount and scope to coverage maintained by it on the date hereof or failed to use its commercially reasonable efforts to file any claim and attempt to collect any loss that may be collectible under any applicable insurance policy;
          (h) received any notice of termination, acceleration, modification or cancellation of any Contract, lease or other agreement or suffered any damage, destruction or loss (whether or not covered by insurance);
          (i) entered into any employment, consulting or severance agreement (whether written or oral), or increased the compensation paid, payable or to become payable by a Seller to any shareholder, director, officer, employee, salesman, distributor or agent of a Seller other than entering into agreements or increasing compensation in the Ordinary Course of Business;
          (j) encountered any labor union organizing activity, had any actual or threatened employee strikes, work stoppages, slowdowns or lockouts, or had any material change in its relations with its employees, agents, customers or suppliers;
          (k) instituted, settled or agreed to settle any litigation, action or proceeding, before any court or Governmental Authority relating to the Business or the Assets;
          (l) changed the accounting practices, methods or principles used by the Sellers, except as required by and in conformity with applicable changes in GAAP since December 31, 2009;
          (m) (i) acquired (by merger, consolidation, or acquisition of stock or assets) any Person or other business organization or division thereof or any equity interest therein; (ii) made any loans, advances, or capital contributions to, or investments in, any other Person other than an Affiliate of the Sellers; (iii) authorized any new capital expenditure in excess of $25,000 individually; or (iv) authorized any other expenditures that are in excess of $25,000 individually or $100,000 in the aggregate, except in each case in the Ordinary Course of Business;
          (n) entered into, amended, or terminated any Material Contract or granted any release or relinquishment of any material rights under any Material Contract;
          (o) assumed, guaranteed, or otherwise agreed to become liable or responsible (whether directly, contingently, or otherwise) for any Liabilities of any other Person, other than any intercompany debts between the Sellers; and/or
          (p) taken, or agreed to take, any action or omitted to take, or agreed not to take, any action that would result in the occurrence of any of the foregoing.
          4.1.7. Litigation. Except as set forth on Schedule 4.1.7, as of the date of this Agreement, (a) there are no Proceedings pending or threatened in writing against the Sellers in connection with the Assets or the Business or against or relating to the Contemplated Transactions, (b) there are no Orders naming a Seller, pursuant to which any Seller or any of the Assets or the Business is subject to any material Liabilities, and (c) no citations, fines or penalties have been asserted against the Sellers with respect to the Business for the past five (5) years under any Applicable Law, excluding any Environmental Law or any Occupational Health and Safety Law.
          4.1.8. Compliance with Laws; Permits.
          (a) Except with respect to environmental matters (which are addressed in Section 4.1.16) or other regulatory matters (which are addressed in Section 4.1.22), and except as set forth on Schedule 4.1.8, for the past five (5) years, the Sellers have received no written or, to the Knowledge of the Sellers, other notice as of the date hereof (i) alleging any violation or breach by the Sellers of Applicable Law or (ii) regarding any Proceeding against the Sellers by any Governmental Authority or similar regulatory entity. Except with respect to such environmental or other regulatory matters, the Sellers and the Business are not in material default or material violation of (A) any material Permit or (B) any Applicable Law, and each Seller has filed all registrations, reports, statements, notices and other filings required to be filed with any Governmental Authority by such Seller, including all amendments or supplements to any of the above. All such registrations, reports, statements, notices and other filings complied with the requirements of Applicable Law.
          (b) All material Permits held by the Sellers and necessary for the Sellers to operate their respective properties and assets and conduct the Business as presently conducted are identified in Schedule 2.1(m). Except as set forth on Schedule 4.1.8, Schedule 4.1.16 or Schedule 4.1.22, the Sellers have not been notified by any relevant Governmental Authority that any Permit set forth in Schedule 2.1(m) will be modified, suspended, canceled or revoked, or cannot be renewed in the Ordinary Course of Business.
          4.1.9. Operation of the Business. Except as set forth in Schedule 4.1.9, (a) the Sellers have conducted the Business only through the Sellers and not through any other divisions or any direct or indirect Subsidiary or Affiliate of the Sellers and (b) no part of the Business is operated by the Sellers through any entity other than Sellers.
          4.1.10. Title to and Sufficiency and Condition of Assets.
          (a) Except as disclosed in Schedule 4.1.10 and except for the Real Property (which is addressed in Section 4.1.15), the Sellers have title to all their respective Assets free and clear of any and all Liens other than Permitted Liens.
          (b) The Assets comprise all material assets necessary for Buyer to conduct the Business after the Closing as now being conducted by the Sellers, and the Material Contracts and Real Estate Leases constitute all of the material contracts and agreements used in the Business as now being conducted by the Sellers.
          (c) All material machinery and equipment included in the Assets and identified as “in service” in Sellers’ books and records are, to the Actual Knowledge of the Sellers, in good condition and repair in all material respects, normal wear and tear excepted and subject to the need for continued maintenance.
          4.1.11. Contracts.
          (a) Set forth on Schedule 4.1.11(a) is each of the following Contracts, Personal Property Leases, commitments and other instruments and arrangements (whether written or oral), by which any of the Assets are bound or affected, to which any Seller is a party or by which any Seller is bound in connection with the Business or the Assets, in each case as of the date of this Agreement, excluding the Real Estate Leases (any such Contract, a “Material Contract”):
               (i) concerning confidentiality, exclusivity or noncompetition under which a Seller has ongoing obligations, or provisions that prohibit or restrict the Sellers from fully engaging in any type of business, market, or geographical area, or that grant any Person a first refusal, first offer, or similar preferential right to purchase or acquire any right, asset, or property of any Seller;
               (ii) with any Affiliate;
               (iii) pursuant to which a Seller (A) leases from or to any Person any tangible personal property where the annual lease payments exceed Ten Thousand and No/100 Dollars ($10,000.00) or (B) purchases materials, supplies or equipment at a price in excess of Ten Thousand and No/100 Dollars ($10,000.00) per Contract in any year;
               (iv) concerning a partnership, joint venture or management Contract;
               (v) the performance of which involves consideration in excess of Ten Thousand and No/100 Dollars ($10,000.00) and/or was not made in the Ordinary Course of Business;
               (vi) concerning the distribution of the products or services of a Seller (including any distributor, broker and sales agreement);
               (vii) concerning any franchise, marketing or promotional relationship of a Seller;
               (viii) concerning the sale or purchase of any capital asset by a Seller;
               (ix) concerning employment, consulting, agency, or otherwise relating to or for the benefit of current or former employees, officers, directors, sales representatives, distributors, dealers, agents, independent contractors or consultants, including that provide any severance benefits or require advance notice of termination;
               (x) concerning collective bargaining or other arrangement with any union, works council, or bargaining representative of any employees of any Seller;
               (xi) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements, including any agreements relating to the acquisition, sale, lease or disposal of any Asset (other than sales of Inventory in the Ordinary Course of Business) or involving continuing indemnity or other obligations;
               (xii) containing any form of most-favored pricing provision;
               (xiii) agreement for the acquisition or disposition of a business;
               (xiv) with any Governmental Authority or that requires a Seller to apply for financing or rebates from any Governmental Authority;
               (xv) providing for any power of attorney; and/or
               (xvi) under which the consequences of a default or termination could reasonably be expected to have a Material Adverse Effect on the Business, financial condition, operations, results of operations or future prospects of a Seller, or any of its properties or assets.
          (b) The Sellers have delivered to Buyer complete and correct copies of all written Material Contracts, together with all amendments thereto, and accurate descriptions of all material terms of all oral Material Contracts.
          (c) With respect to each Material Contract, except as set forth on Schedule 4.1.11(c), (i) each Material Contract is in full force and effect and is valid and enforceable against each party thereto, in accordance with its terms, except as to the effect, if any, of the Enforcement Limitations, (ii) the Sellers and, to the Knowledge of Sellers, the other parties to each Material Contract are in material compliance with all applicable terms and requirements of each Material Contract to which they are a party; (iii) to the Knowledge of the Sellers, no event has occurred or circumstance exists that gives the Sellers the right to declare a material default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; (iv) no event has occurred or circumstance exists that gives any third party the right to declare a material default or exercise any material remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contract; and (v) the Sellers have not given to or received from any third party, at any time since December 31, 2009, any written notice or other communication regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract.
          4.1.12. Customers and Suppliers. Schedule 4.1.12 sets forth a list of the Company’s top twenty (20) customers (including any distributors) (showing the approximate total revenues and gross profits from each such customer during the applicable period) and suppliers (showing the amount that such supplier invoiced such Seller during the applicable period) for each of the past two (2) fiscal years and for the period from January 1, 2010 through October 31, 2010. No such customer or supplier has, except as indicated on Schedule 4.1.12, canceled or otherwise terminated, or, to the Knowledge of the Sellers, threatened, verbally or in writing, to cancel or otherwise terminate, its relationship with the Sellers. Since January 1, 2010, none of the Sellers has received any written communications or written notice from any such customer or supplier stating or threatening that it (i) has ceased, or will cease, to use the services of or do business with Sellers; (ii) has reduced or changed, or will reduce or change, the pricing or other terms of its business with Sellers such that the annual revenue from such customer will be reduced by 20% or more as a result of such reduction or change; or (iii) has increased or changed, or will increase or change, the pricing or other terms of its business with Sellers such that the annual amounts paid to such supplier would be increased by 20% or more as a result of such increase or change.
          4.1.13 Receivables. The Receivables (a) represent or will represent all amounts due for services performed or sales actually made in arm’s length transactions in the Ordinary Course of Business, (b) properly reflect or will properly reflect the amounts due, (c) are legal, valid, and binding obligations of the obligors, subject to the Enforcement Limitations, and (d) have been or will be recorded in accordance with GAAP, consistent with past practice. Schedule 4.1.13 accurately lists as of the close of Business as of November 30, 2010, all Receivables arising out of or relating to the Business, the amount owing and the aging of such Receivable, the name and last known address of the party from whom such Receivable is owing, and any security in favor of the Sellers for the repayment of such receivable which the Sellers purport to have.
          4.1.14. Intellectual Property.
          (a) Schedule 2.1(k) contains a complete and correct list of all registered Intellectual Property that is owned by the Sellers and related to, used in, held for use in connection with, or necessary for the conduct of, or otherwise material to, the Business (the “Scheduled Intellectual Property”). The Sellers exclusively own all right, title and interest to, or have the exclusive right to use pursuant to license, sublicense, agreement or permission, all their Scheduled Intellectual Property, free from any Liens (other than Permitted Liens) and (except as set forth in Schedule 4.1.14(d)) free from any requirement of any royalty payments, license fees, charges or other payments. The Intellectual Property Assets comprise all of the Intellectual Property necessary for Buyer to conduct and operate the Business as now being conducted by the Sellers. The Sellers have taken all actions necessary to ensure full protection of the Scheduled Intellectual Property under any federal Applicable Law, and all protective registrations, filings, issuances and other actions are in full force and effect, in each case to the extent material to the Business.
          (b) Transfer. Immediately after the Closing, Buyer will own all of the Scheduled Intellectual Property and will have a right to use all other Intellectual Property Assets, free from any Liens (other than Permitted Liens) and on the same terms and conditions as in effect prior to the Closing, except as specifically set forth in Excluded Assets or on Schedule 4.1.14(b).
          (c) No Infringement. To the Knowledge of the Sellers, the Scheduled Intellectual Property does not infringe or otherwise conflict with any rights of any Person in respect of any Intellectual Property. Except as disclosed on Schedule 4.1.14(c), none of the Scheduled Intellectual Property is, to the Knowledge of the Sellers, being infringed upon or otherwise used or available for use, by any other Person.
          (d) Licensing Arrangements. Schedule 4.1.14(d) sets forth all agreements, arrangements or Applicable Law (i) pursuant to which the Sellers have licensed Intellectual Property Assets to, or the use of Intellectual Property Assets is otherwise permitted by, any other Person and (ii) pursuant to which the Sellers have had Intellectual Property licensed to them, or have otherwise been permitted to use Intellectual Property. All of the agreements or arrangements set forth on Schedule 4.1.14(d) (A) are in full force and effect in accordance with their terms and no default exists thereunder by the Sellers or, to the Knowledge of the Sellers, by any other party thereto, (B) are free and clear of all Liens, and (C) do not contain any change in control or other terms or conditions that will become applicable or inapplicable as a result of the consummation of the Contemplated Transactions. The Sellers have delivered to Buyer true and complete copies of all licenses and arrangements (including amendments) set forth on Schedule 4.1.14(d). All royalties, license fees, charges and other amounts payable by, on behalf of, to, or for the account of the Sellers or the Business in respect of any Intellectual Property Assets are reflected in the Financial Statements.

          (e) No Intellectual Property Litigation. No claim or demand of any Person has been made nor is there any Proceeding that is pending or, to the Knowledge of the Sellers, threatened, nor is there a reasonable basis therefor, which (i) challenges the rights of the Sellers in respect of any of their respective Intellectual Property Assets, (ii) asserts that the Sellers are infringing or otherwise in conflict with, or is, except as set forth in Schedule 4.1.14(e), required to pay any royalty, license fee, charge or other amount with regard to, any Intellectual Property, or (iii) claims that any default exists under any agreement or arrangement listed on Schedule 4.1.14(e). None of the Scheduled Intellectual Property Assets and, to the Knowledge of the Sellers, none of the Intellectual Property Assets licensed to a Seller, are subject to any outstanding Order, ruling, decree, judgment or stipulation by or with any court, arbitrator, or administrative agency, or has been the subject of any litigation within the last five (5) years, whether or not resolved in favor of such Seller.
          4.1.15. Real Property.
          (a) Owned Real Property. All real property owned by the Sellers is set forth on Schedule 2.1(e). The fee title to the Owned Real Property is owned solely by Vertex or R.H.A., as identified on Schedule 2.1(e), and the Sellers will, at Closing or on the Release Date, as applicable, convey title to the Owned Real Property, free and clear of all monetary Liens except for Permitted Liens. Except as may be disclosed on Schedule 4.1.15(a), there are no unrecorded purchase agreements, unrecorded leases (other than the Real Estate Leases and the leases between Vertex and R.H.A. or between Novel Wash and R.H.A.) or unrecorded options to purchase Real Property whereby any Person has any right to purchase or occupy the Real Property of which the Sellers have Knowledge.
          (b) Leases. Schedule 2.1(f) contains a complete and correct list of the Real Estate Leases. The Sellers have delivered to Buyer true, correct and complete copies of the Real Estate Leases. Each Real Estate Lease is valid, binding, enforceable in all material respects, and in force and effect, except as may be limited by Applicable Law and except as set forth on Schedule 4.1.15(b). Except as set forth on Schedule 4.1.15(b), since December 31, 2007: (i) the Sellers have received no notice of a material default of any Real Estate Lease that has not been or is not being cured; (ii) no estoppel certificates have been given by any of the Sellers to any mortgagee or other third party that would preclude assertion of any claim by the tenant under any Real Estate Lease, negatively and materially affect any of the tenant’s rights or obligations under such Real Estate Lease or otherwise be binding upon any successor to such Seller’s position under such Real Estate Lease; (iii) none of the Sellers have contested, and none of the Sellers is currently contesting, any operating costs, real estate Taxes or assessments or other charges payable by the tenant under any Real Estate Lease; (iv) there are no purchase options, rights of first refusal, first option or other rights held by any of the Sellers with respect to such Real Estate Lease, or the real estate and/or buildings affected by such Real Estate Lease, that are not contained within such Real Estate Lease; and (v) none of the Sellers have exercised any option or right to terminate, renew or extend or otherwise affect the rights or obligations of the tenant under such Real Property Lease or to purchase the real property subject to such Real Property Lease, excluding exercises of options to extend the term of such lease which options are apparent on the face of such lease.

          (c) Other Real Estate Matters. There are no pending or, to the Knowledge of the Sellers, threatened or contemplated Proceedings regarding condemnation or other eminent domain Proceedings affecting the Real Property or any part thereof, or of any sale or other disposition of the Real Property or any part thereof in lieu of condemnation. To the Knowledge of the Sellers, no portion of the Real Property has suffered any material damage by fire or other casualty that has not heretofore been repaired and restored in all material respects. There are no development or other agreements that limit the ability to protest real property Taxes or assessments, fix minimum real estate Taxes or require continued business operations with respect to any parcel of Real Property, other than as may be a matter of record or contained in any applicable Real Estate Lease or set forth on Schedule 4.1.15(c). Except as set forth on Schedule 4.1.15(c), the Sellers have not, since December 31, 2007, received any notice that the use and occupancy of the Real Property is not in compliance with all Applicable Laws or all applicable insurance requirements, including Applicable Laws pertaining to zoning matters and including the Americans with Disabilities Act. To the Actual Knowledge of the Sellers, there is no material, patent defect in any of the structural components of any improvement on any Real Property or its electrical, plumbing, HVAC, life safety or other building systems. The Sellers have made available to the Buyer true, correct and complete copies of all Surveys and all title insurance commitments and policies issued to any of the Sellers that are in the possession or control of any of the Sellers and that relate to any of the Real Property.
          4.1.16. Environmental Matters.
          (a) Except as set forth in Schedule 4.1.16:
               (i) The Sellers are in material compliance with and are not in violation of or liable under any applicable Environmental Law. The Sellers have not received any notice within the last five (5) years that any of the Sellers (or any other Person for whose conduct the Sellers are or may be held to be responsible) has received any actual or threatened Order, notice or other communication of any actual or alleged violation, failure to comply with, or liability under any Environmental Law or of any actual or threatened obligation to undertake or bear the cost of any Environmental Liabilities and Costs with respect to the Real Property or the Business.
               (ii) There are no pending Proceedings, Liens or other restrictions of any nature resulting from any Environmental Liabilities and Costs or arising under or pursuant to any Environmental Law with respect to or affecting the Real Property or the Business, and no such Proceeding, Lien or other restriction has been asserted in a writing delivered to a Seller.
               (iii) To the Knowledge of the Sellers, neither the Sellers nor any other Person for whose conduct the Sellers are or may be held to be responsible has any Environmental Liabilities and Costs with respect to the Real Property or the Business.
               (iv) Other than in compliance with Applicable Law, to the Knowledge of the Sellers there are no Hazardous Substances present on or in the Environment at the Real Property or at any geologically or hydrologically adjoining property, including any Hazardous Substances contained in barrels, above or underground storage tanks, landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent and deposited or located in land, water, sumps or any other part of the Real Property or such adjoining property or incorporated into any structure therein or thereon that could reasonably be expected to have a Material Adverse Effect therein or thereon. Neither the Sellers nor any other Person for whose conduct the Sellers are or may be held to be responsible, or, to the Knowledge of the Sellers, any other Person, permits or conducts, or is aware of, any Hazardous Activity conducted with respect to the Real Property or the Business other than in compliance with Applicable Law.
               (v) To the Knowledge of the Sellers, within the past five (5) years there has been no Release of any Hazardous Substances at or from the Real Property or any geologically or hydrologically adjoining property, whether by a Seller or any other Person. None of the Sellers has installed, used, generated, treated, disposed of, or arranged for the disposal of any Hazardous Substances in any manner so as to create any Liability or obligation under any Environmental Law or any other liability for the Sellers or Buyer. Without in any way limiting the generality of the foregoing, all on-site and off-site locations where any of the Sellers has stored, disposed or arranged for the disposal of Hazardous Substances in connection with the operation of the Business are identified in Schedule 4.1.16.
               (vi) To the Knowledge of the Sellers there are no underground storage tanks located on the Real Property.
               (viii) The Sellers possess and are in compliance with all material Permits required under applicable Environmental Law for the operation of the Business and, to the Knowledge of the Sellers, there are no circumstances that could be expected to prevent or delay the renewal of such Permits in the Ordinary Course of Business.
          (b) Environmental Reports. The Sellers have disclosed and made available to Buyer all information, including all reports, studies, analyses and test results in the possession, custody or control of the Sellers and their Affiliates, relating to (i) the environmental conditions in, on, under or about the Real Property, and (ii) Hazardous Substances used, managed, handled, transported, treated, generated, stored or Released by the Sellers or any other Person at any time on the Real Property, or otherwise in connection with the use or operation of the properties or assets used in or held for use in connection with the Business.
          4.1.17. Employee and Labor Matters.
          (a) Schedule 4.1.17(a) lists, with respect to each employee employed by Sellers as of the date hereof, such employee’s name, position, classification as exempt or non-exempt under the Fair Labor Standards Act, current annual salary or hourly rate of pay (together with a statement of the full amount of bonuses, commissions and base salary or wages paid to such employee during the calendar year ended December 31, 2009 and the period from January 1, 2010 to October 31, 2010), and any other perquisites provided to the employee.
          (b) Except as set forth in Schedule 4.1.17(b), the Sellers are not party to or bound by any collective bargaining agreement, and no labor unions or other organizations are representing, purporting to represent or attempting to represent any employees employed in the operation of the Business. There has not occurred or been threatened any material strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity with respect to any employees employed in the operation of the Business. There are no labor disputes currently subject to any grievance Proceedings and there is no representation petition pending or, to the Knowledge of the Sellers, threatened with respect to any current or former employees of the Sellers.
          (c) Except as set forth in Schedule 4.1.18(f), the Sellers have complied in all material respects with all provisions of Applicable Law pertaining to the employment of employees, employee relations or labor matters, including all such Applicable Laws relating to equal employment, fair employment practices, entitlements, compensation, overtime, work during rest days, pay slips, payments to employee organizations, severance benefits, vacation time or pay, pension benefits, termination, claims for employment discrimination, harassment or wrongful discharge, or other similar employment practices or acts. There are no Proceedings pending or, to the Knowledge of Sellers, threatened against Sellers brought by or on behalf of any applicant for employment or any current or former employee, or any class of the foregoing, relating to any such Applicable Laws or alleging breach of any express or implied contract of employment, of any Applicable Law governing employment or the termination thereof, or of any other discriminatory, wrongful or tortious conduct in connection with the Sellers’ relationship with any current or former employee.
          (d) Any individual performing services for a Seller who has been classified as an independent contractor, as an employee of some other entity whose services are leased to a Seller, or as any other non-employee category (collectively “Service Providers”) has been correctly so classified and is in fact not a common law employee of a Seller. Sellers have not received any claim that an employer-employee relationship exists between a Seller and any such Service Providers by any Governmental Authority, and Sellers have not had to withhold or pay any amount in connection therewith. Schedule 4.1.17(d) lists all Service Providers of any Seller that have performed services for such Seller during the period between January 1, 2010 and November 30, 2010 and the amounts paid to each Service Provider during such 11-month period.
          (e) Each Seller has in its files a Form I-9 that is validly and properly completed in accordance with Applicable Law for each employee with respect to whom such form is required by Applicable Law.
          (f) Throughout the past three (3) years, except as may arise from the consummation of the Contemplated Transactions, Sellers have not engaged in any plant closing, workforce reduction or other action related to any employee which has resulted or would be reasonably expected to result in liability under the Worker Adjustment and Retraining Notification Act of 1988, or under any comparable law or regulation of a state or a foreign jurisdiction, and has not issued any notice that any such action is to occur in the future.
          4.1.18. Employee Benefit Plans and Related Matters.
          (a) Schedule 4.1.18(a) sets forth all benefit and compensation plans, programs, practices (e.g., payroll practices), Contracts (excluding the Employment Agreements and unwritten Contracts which are terminable at will), policies or arrangements covering current or former employees of the Sellers or ERISA Affiliates (the “Employees”) and current or former directors of the Sellers, to the extent paid by the Sellers, including (i) any “employee pension benefit plan” within the meaning of Section 3(1) of ERISA, (ii) any “employee welfare benefit plan” within the meaning of Section 3(2) of ERISA, (iii) any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and (iv) any deferred compensation, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus, tuition reimbursement or fringe plans, including any employment, consulting, retention, executive compensation or severance agreements for the benefit of any present or former Employee, director or consultant of the Sellers or ERISA Affiliates (the “Benefit Plans”). The Sellers have made available to Buyer a copy of each Benefit Plan and related material plan documents (including trust documents, summary plan descriptions and insurance policies or contracts, if any). “ERISA Affiliate” means an Affiliate of any of the Sellers or any other business entity that is aggregated and treated as one employer with any of the Sellers under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.
          (b) Except as set forth on Schedule 4.1.18(b), the Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), have been operated and maintained in material compliance with their respective terms and with ERISA, the Code and other Applicable Law. Each Benefit Plan which is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA other than a Multiemployer Plan (a “Pension Plan”) and that is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter (or is maintained in connection with the adoption of a prototype plan that has received an opinion letter from the IRS or adoption of a volume submitter plan that has received an advisory letter) from the IRS covering all Tax law changes prior to the Economic Growth and Tax Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the Knowledge of the Sellers, no circumstances have occurred that are likely to result in the loss of the qualification of such Plan under Section 401(a) of the Code.
          (c) Except as set forth on Schedule 4.1.18(c), throughout the past six years, no Seller or ERISA Affiliate of any Seller has sponsored, maintained or had any obligation to contribute to or provide benefits under (or any other Liabilities, including current or potential withdrawal Liabilities, with respect to) (i) any Multiemployer Plan or any defined-benefit Pension Plan subject to Title IV of ERISA or (ii) any Benefit Plans that promise or provide retiree medical or retiree welfare benefits to any person, except as required under Section 4980B of the Code and Parts 6 and 7 of Subtitle B of Title I of ERISA, or comparable state law, including any laws relating to continuation of any employee welfare benefit plans (“COBRA”).
          (d) All contributions that were required to be made by the Sellers under each of the Benefit Plans and/or Pensions Plans, as of the date hereof, have been timely made and all obligations of the Sellers in respect of each Benefit Plan and/or Pension Plan have been accrued in accordance with GAAP and reflected in the Financial Statements.
          (e) There is no pending or, to the Knowledge of the Sellers, threatened Proceeding relating to the Benefit Plans other than routine claims for benefits. No Seller is subject to liability or penalty under Sections 4971 through 4980G of the Code or Title I of ERISA with respect to any Benefit Plans. There have been no non-exempt prohibited transactions with respect to any Benefit Plans.
          (f) Except as set forth on Schedule 4.1.18(f), the requirements of COBRA have been satisfied by the Sellers with respect to each Benefit Plan that is subject to such requirements (excluding any qualifying event that occurs on the Closing Date as a result of the consummation of the transactions contemplated by this Agreement).
          (g) Except as set forth on Schedule 4.1.18(g), no employee of the Sellers or individual employed at the Sellers is a party to any employment or other agreement with the Sellers that entitled him or her to compensation or other consideration upon the acquisition by any Person of the assets or control of the Sellers, or to benefits or increased benefits under any Benefit Plan covering such employee or individual as a result of such acquisition of assets or control. Except as required by Applicable Law, the consummation of the transactions contemplated by this Agreement (alone or together with any other event) will not entitle any Person to, accelerate the time of payment or vesting of, or increase the amount of, any compensation or any benefit under any Benefit Plan.
          4.1.19. No Guarantees. None of the Liabilities of the Business or of the Sellers incurred in connection with the operation of the Business is guaranteed by or subject to a similar contingent obligation of any other Person. The Sellers have neither guaranteed nor become subject to a similar contingent obligation in respect of the Liabilities of any other Person. Except as set forth on Schedule 4.1.19, there are no outstanding letters of credit, surety bonds or similar instruments of the Sellers or any of their Affiliates in connection with the Business or the Assets.
          4.1.20. Brokers and Finders. Except as set forth on Schedule 4.1.20, neither the Sellers nor any of their Affiliates have incurred any Liability or obligations to pay any fees, bonus or other commission to any broker, finder or agent with respect to the Contemplated Transactions for which Buyer could become liable or obligated.
          4.1.21. Insurance. All of Sellers’ insurance policies and indemnity bonds, and a summary of the coverage amounts, deductibles and other material terms thereof, in effect as of the date hereof are listed in Schedule 4.1.21. Each such insurance policy or bond is in full force and effect, and Sellers have not received notice from any insurer or agent of any intent to cancel any such insurance policy or bond. Such insurance policies and indemnity bonds constitute all of the insurance policies and indemnity bonds required for Business as currently conducted or pursuant to Applicable Law or any Material Contract.
          4.1.22. Regulatory Matters. Except as set forth on Schedule 4.1.22, there have been no notices, citations, warnings, or decisions by any Governmental Authority that any product sold or marketed at any time by Sellers (collectively, the “Products”) is defective or fails to meet any applicable standards promulgated by such Governmental Authority. Except as set forth on Schedule 4.1.22, Sellers are in material compliance with Applicable Laws with respect to the labeling, testing, and inspection of the Products promulgated by any Governmental Authority that has jurisdiction over the labeling, testing, and inspection of the Products. Except as set forth on Schedule 4.1.22, there have been no recalls, field notifications, or seizures ordered or, to the Knowledge of Sellers, threatened by any Governmental Authority with respect to any of the Products, and Sellers have not independently engaged in such recalls or field notifications.
          4.1.23 Warranties. All products manufactured and sold by Sellers were in conformance with all applicable contractual obligations, including all applicable express and implied warranties. Sellers do not have any liability for replacement or other damages in connection therewith in excess of reserves reflected on the Final Statement. No products manufactured by Sellers are subject to any guarantee, warranty or other indemnity beyond the applicable standard terms and conditions of sale.
          4.1.24 Product Liability. Except as set forth on Schedule 4.1.24, no material product liability claim has been made against any Seller (and there is no reasonable basis for any present or future Proceeding against any Seller giving rise to any liability) arising out of, relating to, or resulting from any injury to any individual or property as a result of the ownership, possession, or use of any product sold or distributed by such Seller. Sellers have not received notice as to any claim for personal injury or death, any claim for property, economic, punitive, or exemplary damages, any claim for contribution or indemnification, or any claim for injunctive relief, in each case in connection with any product sold by Sellers.
          4.1.25 Government Contracts.
          (a) For purposes of this Agreement, “Government Contracts” means, with respect to or related to the Business, (i) Contracts between any Seller or any Affiliate of any Seller and any (1) Governmental Authority, (2) any prime contractor performing under a prime Contract with a Governmental Authority, or (3) any subcontractor performing under a prime Contract with any Governmental Authority and (ii) all bids and proposals made by any Seller which, if accepted, would lead to any of the foregoing.
          (b) Schedule 4.1.25(b) sets forth a correct and complete list of (i) all Government Contracts held by any Seller and (ii) each unexpired bid or proposal made to any Governmental Authority for which an award has not been issued (“Government Bid”).
          (c) Except as set forth on Schedule 4.1.25(c), with respect to each Government Contract and Government Bid, the Sellers have complied in all material respects with the terms and conditions of such Government Contract or Government Bid, and the requirements of any Applicable Laws pertaining to such Government Contract or Government Bid.
          4.1.26 Inventory. All Inventory consists of a quality usable and salable in the Ordinary Course of Business consistent with past practice, net of any reserves shown on the Interim Balance Sheet or the Final Statement, as the case may be, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Interim Balance Sheet or the Final Statement, as the case may be.

     4.2. Representations and Warranties of Parent and Buyer. As of the date hereof and as of the Closing Date, Buyer and Parent jointly and severally represent and warrant to the Sellers as follows:
          4.2.1. Corporate Status. Buyer and Parent are each corporations duly organized, validly existing and in good standing under the laws of the State of Minnesota with full right, corporate power and authority to execute and deliver this Agreement and each of the Collateral Agreements to which they are a party, to perform their respective obligations hereunder and thereunder and to consummate the Contemplated Transactions.
          4.2.2. Authorization, etc. The execution and delivery by Buyer and Parent of this Agreement, and the consummation of the Contemplated Transactions, have been, and on the Closing Date the execution and delivery by Buyer of each of the Collateral Agreements will have been, duly authorized by all requisite corporate action of Buyer. Buyer and Parent have each duly executed and delivered this Agreement and on the Closing Date Buyer will have duly executed and delivered the Collateral Agreements to which it is a party. This Agreement is, and on the Closing Date each of the Collateral Agreements to which Buyer is a party will be, legal, valid and binding obligations of Buyer and Parent, enforceable against Buyer and Parent in accordance with their respective terms, except as to the effect, if any, of the Enforcement Limitations.
          4.2.3. Consents; No Conflicts. The execution and delivery of this Agreement by Buyer and Parent does not, and the performance of their respective obligations hereunder and the consummation of the Contemplated Transactions will not, (a) breach, violate or conflict with the articles of incorporation, bylaws or other organizational documents of Buyer or Parent, (b) require any notices, reports or other filings to be made by Buyer or Parent with any Governmental Authority, excepting a public disclosure as may be required by the Securities and Exchange Commission, or require any Consents or expiration of any applicable waiting periods to be obtained by Buyer or Parent from any Governmental Authority, (c) contravene, conflict with, constitute or result in a breach or violation of, or a default under, or the cancellation, modification or termination of, or the acceleration of, or the creation of a Lien on any properties or assets owned by Buyer or Parent pursuant to, or require Buyer or Parent to obtain the Consent of, or give notice to, any Person under, any provision of any Contract, lease, license, instrument or other arrangement to which Buyer or Parent is a party or by which Buyer or Parent or their respective properties or assets are subject or bound, or (d) contravene, conflict with, breach or violate any Applicable Law and/or Order to which Buyer or Parent is a party or by which Buyer or Parent or their respective properties or assets are subject or bound.
          4.2.4. Litigation. There are no Proceedings pending or threatened against Buyer or Parent in connection with or relating to the Contemplated Transactions or any action taken or to be taken in connection herewith or the consummation of the Contemplated Transactions.
          4.2.5. Brokers and Finders. Neither Buyer nor Parent has incurred Liabilities or obligations to pay any fees, bonus or other commission to any broker, finder or agent with respect to the Contemplated Transactions for which Sellers could become liable or obligated.

ARTICLE V
COVENANTS
     5.1. Covenants of Buyer and the Sellers.
          5.1.1. Public and Private Announcements. Except as required by Applicable Law, neither Buyer nor the Sellers shall, or shall permit their respective Affiliates to, make any public or private announcement in respect of the terms, conditions or other aspects of this Agreement or the Contemplated Transactions without the prior written consent of the other, such consent not to be unreasonably withheld; provided, however, that nothing contained herein shall prohibit Buyer or the Sellers from discussing and/or disclosing the Contemplated Transactions to any of their respective employees, accountants, attorneys and/or other advisors or consultants assisting with the Contemplated Transactions.
          5.1.2. Filings; Other Actions; Notification.
          (a) Prior to the Closing, each of Buyer and the Sellers shall cooperate with each other and use (and shall cause their respective Affiliates to use) commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and Applicable Law to consummate the Contemplated Transactions as soon as practicable, including preparing and submitting as promptly as practicable all documentation to effect all necessary notices, reports, submissions and other filings and to obtain as promptly as practicable all Consents necessary or advisable to be obtained from any Person or any Governmental Authority in order to consummate the Contemplated Transactions; provided that Buyer and the Sellers agree that entering into the Lease and the other arrangements with respect to the Memphis Assets described in Section 2.3 shall constitute such commercially reasonable efforts with respect to Liens imposed by the Memphis Contract and the Sellers shall have no further obligation to expend funds in pursuit of any Consent related thereto.
          (b) Prior to the Closing, each of Buyer and the Sellers shall keep the other apprised of the status of matters relating to completion of the Contemplated Transactions, including (i) promptly furnishing the other with copies of material notices or other communications (if written) or summaries thereof (if oral) received by Buyer or the Sellers, as the case may be, from any Governmental Authority or other Person; and (ii) promptly informing the other of any material communications or discussions with any such Governmental Authority or other Person, in each case with respect to the Contemplated Transactions.
          (c) Prior to the Closing, each of Buyer and the Sellers shall give prompt notice to the other of any notice or other communication received from any Person, development, event or circumstance that could reasonably be expected to have a Material Adverse Effect or prevent, materially delay or materially impair the ability of Buyer or the Sellers to consummate the Contemplated Transactions. The Sellers shall be permitted to update the Schedules from time to time on or prior to the Closing Date with respect to events or circumstances first arising between the date hereof and the Closing Date. No such additional disclosure or update by the Sellers, however, shall be deemed to affect (A) the truth of the representations or warranties as of the date of this Agreement, (B) any right of Buyer to terminate this Agreement, or (C) any right of Buyer to seek any remedy provided in Article VIII, including with respect to any additional disclosure or updates made to Buyer on such updated Schedules, but in the event such event or circumstance could reasonably be expected to constitute a failure of the condition specified in Section 6.1.1 and Buyer elects to waive such condition, the Sellers shall have the right to terminate this Agreement within five Business Days after the date on which Buyer waives such closing condition.
          5.1.3. Further Assurances. At any time and from time to time after the Closing, each of Buyer and the Sellers shall, and shall cause their respective Affiliates to, (a) furnish upon request to the other party such further assurances, information, documents, instruments of transfer or assignment, files and books and records reasonably related to the Contemplated Transactions, (b) promptly execute, acknowledge, and deliver any such further assurances, documents, instruments of transfer or assignment, files and books and records and (c) subject to the provisions of Section 2.6, do all such further acts and things, all as the other party or parties may reasonably request for the purpose of carrying out the intent of this Agreement and the Contemplated Transactions and the Collateral Agreements.
          5.1.4. Commercially Reasonable Efforts. Between the date of this Agreement and the Closing Date, each of Buyer and the Sellers shall use their commercially reasonable efforts to cause the conditions in Sections 6.1 and 6.2 to be satisfied.
          5.1.5. Bulk Sales. Buyer and the Sellers hereby waive compliance by Buyer and the Sellers with any Applicable Law regarding bulk sales and any other similar Applicable Law in any applicable jurisdiction with respect to the Contemplated Transactions and the Collateral Agreements.
          5.1.6 Post Closing Access to Records/Cooperation. Buyer and the Sellers shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax return or related report, any audit or other examination by any taxing authority, any judicial or administrative Proceedings relating to Liabilities for Taxes, or any other matter for which cooperation and assistance is reasonably requested. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant Tax Returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Buyer and the Sellers will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, Proceeding or determination.
          5.1.7 Undisclosed Contracts. If any contract or agreement that relates to the Business and would otherwise be an Assumed Contract if it had been listed on Schedule 2.1(h) is first provided to Buyer after the date hereof, Buyer will have ten (10) Business Days within which to review such contract or agreement and determine, in its sole discretion, whether such contract or agreement should be (a) an Assumed Contract pursuant to the terms hereof and added to Schedule 2.1(h) or (b) an Excluded Contract pursuant to the terms hereof and added to Schedule 2.2(g).
          5.1.8 Tax Matters.
          (a) The Sellers will prepare and file, or cause to be prepared and filed, all Tax Returns of the Sellers and shall pay or be contesting in good faith all Taxes shown as due on such Tax Returns. The Sellers will include the income or loss of the Sellers for all Tax periods on the Sellers’ timely filed federal, state and local consolidated, combined or unitary income Tax Returns. The Sellers will cause all such Tax Returns to be correct, accurate and complete in accordance with Applicable Law and to be prepared on a basis consistent with the Tax Returns filed by or on behalf of the Sellers for the preceding Tax period. Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns related to the ownership and use of the Assets after the Closing Date.
          (b) Except to the extent reflected on the Final Statement, Sellers shall be responsible for all ad valorem real and personal property Taxes imposed on the Assets that are attributable to any Pre-Closing Tax Period. Buyer shall be responsible for all remaining ad valorem real and personal property Taxes imposed on the Assets. For purposes of this Section 5.1.8(b), Taxes that are attributable to a Pre-Closing Tax Period shall be an amount equal to the amount of such Taxes for the entire Tax period multiplied by a fraction, the numerator of which is the number of calendar days in the Pre-Closing Tax Period (which period shall begin on the first day of the Tax period and end on the Closing Date) and the denominator of which is the number of calendar days in the entire Tax period. To the extent that Buyer or a Seller pays Taxes for which the other is responsible under this Section 5.1.8(b), the responsible party shall reimburse the paying party for such Taxes within ten (10) Business Days of a request for the same.
          5.1.9 Receivables. Sellers hereby grant to Buyer the right and authority to collect for Buyer’s own account all Receivables and other amounts that are included in the Assets and to endorse with the name of Sellers any checks, drafts or similar instruments received with respect to any of the foregoing. All sums of whatever nature received by or on behalf of any Seller after the Closing Date relating to the Receivables will be held in trust by Sellers for the sole benefit of Buyer, and Sellers will pay such sums to Buyer from time to time, within five Business Days from and after the receipt of any such amounts. Buyer agrees to use its commercially reasonable efforts to collect the Receivables. In the event that, within ninety (90) calendar days following the Closing Date, Buyer has not collected an amount of Receivables that, in the aggregate, exceeds the bad debt reserves reflected on the Final Statement (“Uncollected Receivables”), then such Uncollected Receivables as Buyer in its sole discretion shall decide to assign and convey to the Sellers, and all Uncollected Receivables which Buyer claims either (i) cause an adjustment to the Closing Net Working Capital or (ii) give rise to any claim by Buyer for a breach of Section 4.1.13, shall be assigned and conveyed to the Sellers, and the Sellers shall pay Buyer an amount equal to the excess of such assigned and conveyed Uncollected Receivables over the bad debt reserves reflected on the Final Statement by wire transfer of immediately available funds to an account designated in writing by Buyer. After such Uncollected Receivables are assigned and conveyed by Buyer to the Sellers, the Sellers may proceed to collect or transfer such assigned Uncollected Receivables in the Sellers’ sole and absolute discretion. Any amounts Buyer collects thereafter on such assigned Uncollected Receivables will be held in trust by Buyer for the sole benefit of the Sellers, and Buyer will pay such sums to the Sellers from time to time, within five (5) Business Days from and after the receipt of any such amounts.
     5.2 Covenants of the Sellers.
          5.2.1. Conduct of Business. From the date hereof to the Closing Date, except as expressly permitted or required by this Agreement or as otherwise consented to by Buyer in writing, the Sellers shall (a) conduct their respective businesses in the Ordinary Course of Business and shall use commercially reasonable efforts to (i) preserve intact their material assets, current business organizations and material relationships with third parties and (ii) preserve the goodwill and material relationships with Governmental Authorities, customers, suppliers and others having business dealings with them; and (b) not take any action that if taken prior to the date hereof would be a breach of Section 4.1.6.
          5.2.2. No Solicitation of Acquisition Proposals.
          (a) The Sellers shall not, and shall cause their Affiliates or any Person acting on their behalf (including any investment banker, financial advisor, attorney or accountant retained by the Sellers) not to, Directly or Indirectly, (i) initiate, solicit, encourage or otherwise facilitate any Acquisition Proposal (as defined in Section 5.2.2(b)), or furnish any information to any third party with respect to, or enter into any agreement with respect to, any Acquisition Proposal.
          (b) For purposes of this Agreement, “Acquisition Proposal” means an inquiry or the making of an offer or proposal regarding any of the following (other than the transactions provided for in this Agreement) involving the Sellers: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or more than ten percent of the assets of any Seller in a single transaction or series of related transactions; or (iii) any purchase or other acquisition of shares of the outstanding capital stock of any Seller.
          5.2.3. Access and Information.
          (a) Prior to the Closing, (i) the Sellers shall provide to Buyer and its representatives after the date of this Agreement any material information and documents reasonably requested by Buyer relating to the Sellers and their respective businesses, operations, affairs, properties, employees and books and records, and (ii) the Sellers shall permit Buyer and its representatives to have reasonable access at reasonable times to the personnel, properties, Tax Returns and books and records of the Sellers; provided, however, that Buyer and its representatives shall cooperate with the Sellers and their representatives and shall use commercially reasonable efforts to minimize any disruption to their respective businesses. Buyer shall restore, at Buyer’s sole expense, any real or personal properties or assets affected by any investigation or inspection hereunder to the same condition as prior to such investigation or inspection. Buyer shall indemnify the Sellers for any losses, liabilities, damages, fees, costs or expenses incurred by the Sellers arising out of any inspection or investigation hereunder (except with respect to the discovery of Hazardous Substances in the soil or groundwater at the property, for which Buyer shall have no liability except to the extent that it exacerbates any pre-existing conditions or to the extent that it breaches the confidentiality provisions discussed in the next sentence), and such indemnification right shall survive the expiration or termination of this Agreement. Buyer shall provide to the Sellers, if requested by the Sellers, copies of any surveys, reports, results, data and materials derived from any of Buyer’s investigations or inspections hereunder; provided, however, that with respect to any environmental testing and investigation, Buyer shall not disclose the results of such testing or investigation, including any drilling, boring or other invasive testing information and results, unless, and only unless, the Sellers shall request such information or results, in which case Buyer shall deliver, or shall cause its agents or representatives to deliver, such requested information or results to Seller’s designated attorney, upon payment of one-half of Buyer’s expenses of obtaining such requested information or results by the Sellers.
          (b) Prior to the Closing, all information provided or obtained pursuant to the foregoing shall be held by Buyer in accordance with and subject to the terms of that certain Confidentiality Agreement, dated April 28, 2010, between Buyer and Vertex.
          5.2.4. Certificates of Tax Authorities. On or before the Closing Date, the Sellers shall provide to Buyer copies of certificates from the appropriate Tax authorities stating that no Taxes are due to any state or other taxing authority for which Buyer could have liability to withhold or pay Taxes with respect to the transfer of the Assets or the Business. If the Sellers shall fail to provide such certificates, Buyer shall withhold or, where appropriate, escrow such amount as necessary based upon Buyer’s reasonable estimate of the amount of such potential Tax Liabilities, or as determined by the appropriate Tax authority, to cover such Taxes until such time as certificates are provided. The failure of Buyer to withhold or, where appropriate, escrow any amount pursuant to the preceding sentence shall not limit Buyer’s right to indemnification for any Losses pursuant to Article VIII.
          5.2.5. Use of Business Name. Prior to the Closing, the Sellers shall prepare and execute all documentation necessary to change the name of Vertex in the State of Missouri from “Vertex Chemical Corporation” to another dissimilar name chosen by the Sellers. Prior to the Closing, the Sellers shall prepare and execute all documentation necessary to change the name of Novel Wash in the State of Missouri from “Novel Wash Co., Inc.” to another dissimilar name chosen by the Sellers. After the Closing, the Sellers will not, Directly or Indirectly, use or do business, or allow any Affiliate to use or do business, or assist any third party in using or doing business, under the names “Vertex Chemical Corporation”, “Novel Wash Co., Inc.” and/or any marks (or any other name confusingly similar to such names and marks) of the Sellers included in the Assets.
          5.2.6. Noncompetition; No Solicitation.
          (a) The Sellers shall not, and shall cause their Affiliates not to, for a period of five (5) years from and after the Closing Date, directly or indirectly, within the United States,

own, control, engage in, operate, manage, consult with, advise, be employed by or invest in a business that is primarily engaged in manufacturing or distributing sodium hypochlorite, caustic soda, bleach, hydrochloric acid or related products in competition with the Business.
          (b) The Sellers shall not, and shall cause their Affiliates not to, for a period of five (5) years from the Closing Date, (i) except for the Person listed on Schedule 4 hereto, solicit, entice, persuade or induce any of the Buyer Employees to terminate his or her employment with Buyer; (ii) solicit the employment of any such individual; or (iii) hire or engage, as an officer, employee, consultant, independent contractor or otherwise, any such individuals, in each case without the prior written consent of Buyer.
          (c) The Sellers shall not, and shall cause their Affiliates not to, for a period of five (5) years from the Closing Date, (i) solicit, request, advise, or induce any then-current or potential customer, supplier, or other business contact of Buyer to cancel, curtail, or otherwise adversely change its business or relationship with Buyer; or (ii) criticize or disparage in any manner or by any means (whether written or oral, express or implied) Buyer or any Affiliate of Buyer or any aspect of Buyer’s or any of Buyer’s Affiliate’s management, policies, operations, products, services, practices, or personnel.
          (d) In the event that the covenants contained in subsections (a), (b), or (c) above are more restrictive than permitted by Applicable Law, Buyer and the Sellers agree that the covenants contained therein shall be enforceable and enforced to the extent permitted by Applicable Law.
          (e) The Sellers acknowledge that Buyer would be irreparably harmed by any breach of this Section 5.2.6 and that there would be no adequate remedy in damages to compensate Buyer for any such breach. It is accordingly agreed that Buyer shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 5.2.6 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Buyer is entitled at law or in equity.
          5.2.7 Transition Services. At the request of Buyer, the Sellers will, for a reasonable period of time after Closing, maintain their payroll system in existence as of immediately prior to Closing, including the bank accounts used to fund the Sellers’ payroll, facilitate the payment of the Buyer Employees through such payroll system, and provide commercially reasonable cooperation to transition the Buyer Employees to Buyer’s payroll system as promptly as practicable. Buyer will deposit amounts in such accounts as are necessary to fund Buyer’s payroll after Closing. For the avoidance of doubt, the Sellers will have no obligation to fund such payroll system and accounts related thereto, to pay Buyer Employees after the Closing Date or to otherwise incur expenses related to Buyer’s use of such payroll system or transition therefrom, all of which shall be paid by Buyer.

     5.3. Employee Matters.
          5.3.1. Employment of the Sellers’ Employees.
          (a) Buyer agrees that it will offer employment to each of the Seller’s present employees (the “Current Employees”) with compensation and benefits that are substantially similar in the aggregate to the compensation and benefits provided by the Sellers to such Current Employees immediately prior to the date of this Agreement; provided, however, that such employment will not commence before the Closing Date. Any such offers of employment will be on an “at will” basis, and will be contingent upon each Current Employee accepting employment with Buyer on such additional terms and conditions as Buyer may determine. Those employees who accept such offers of employment effective as of the Closing Date shall be referred to herein as the “Buyer Employees.” Prior to and through the Closing Date, the Sellers shall be liable for all accrued but unpaid salaries, wages, vacation, sick pay, incentive compensation and/or other Liabilities related to the employment of the Current Employees. Notwithstanding anything contained in this Section 5.3 or elsewhere, (i) the Sellers shall remain responsible for payment of any and all retention, change in control or other similar compensation or benefits which are or may become payable in connection with the consummation of the Contemplated Transactions; (ii) Buyer shall be responsible for payment of any and all Assumed Employee Liabilities; and (iii) Buyer shall be responsible for the payment of compensation, bonus or other payment owed to any Buyer Employee arising after the Closing Date as a result of Buyer’s employment of such Buyer Employee. All Buyer Employees shall, subject to the Closing, become employees of Buyer as of the Closing Date and Buyer shall assume all of the Liabilities for the Buyer Employees arising after the Closing Date. Buyer and Sellers acknowledge and agree that all provisions contained in this Section 5.3 are included for the sole benefit of Buyer and Sellers, and that nothing in this Agreement creates any third-party beneficiary or other right (A) in any other Person, including any employee of Sellers, or (B) to continued employment with Buyer or Sellers.
          (b) Except as expressly assumed pursuant to this Agreement, Buyer shall not have any Liabilities with respect to any Current Employee or any Proceeding thereof or related thereto.
          (c) Buyer shall not assume any, and Sellers shall retain all, responsibilities and Liabilities with respect to all Benefit Plans.
          (d) Buyer agrees to assume responsibility for providing continued group health plan coverage under COBRA with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation section 54.4980B-9, Q&A-4 for the maximum time period such coverage is required to be made available to M&A qualified beneficiaries under COBRA. Buyer shall provide such continued group health plan coverage through a plan that does not expose Buyer to risk of costs in excess of $10,000 per covered individual per year. Except as provided below, the Sellers shall reimburse Buyer for the costs Buyer incurs in providing such continued group health plan coverage to such M&A qualified beneficiaries. Notwithstanding the foregoing, the Sellers shall have no obligation to reimburse Buyer for continued group health plan coverage provided by Buyer for (i) any M&A qualified beneficiary with respect to whom Buyer breaches its obligations under this Section 5.3.1(d) or otherwise fails to comply with the requirements of

COBRA or any other applicable law, (ii) any Current Employee who is not offered employment by Buyer (and any eligible dependent of such Current Employee), and (iii) any Buyer Employee (and any eligible dependent of a Buyer Employee).
          5.3.2. Employment Taxes.
          (a) The Sellers and Buyer will (i) treat Buyer as a “successor employer” and the applicable Seller as a “predecessor,” within the meaning of Sections 3306(b)(1) and 3121(a)(1) of the Code, with respect to Buyer Employees who are employed by Buyer for purposes of Taxes imposed under the United States Federal Unemployment Tax Act (“FUTA”) or the United States Federal Insurance Contributions Act (“FICA”) and (ii) cooperate with each other to avoid, to the extent possible, the filing of more than one IRS Form W-2 with respect to each such Buyer Employee for the calendar year within which the Closing Date occurs.
          (b) At the request of Buyer with respect to any particular applicable Tax law relating to employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care or other similar Tax other than Taxes imposed under FICA and FUTA, the Sellers will and Buyer will (i) treat Buyer as a successor employer and the applicable Seller as a predecessor employer, within the meaning of the relevant provisions of such Tax law, with respect to Buyer Employees who are employed by Buyer and (ii) cooperate with each other to avoid, to the extent possible, the filing of more than one individual information reporting form pursuant to each such Tax law with respect to each such Buyer Employee for the calendar year within which the Closing Date occurs.
     5.4 CFATS Compliance. The parties acknowledge that in June 2010 the Sellers submitted site security plans (the “SSPs”) to the U.S. Department of Homeland Security (“USDHS”) relating to compliance by the Sellers with CFATS at its Dupo, Illinois facility, that USDHS has not approved the SSPs and that the solutions to security concerns documented by the SSPs will be similar for Sellers’ other facilities. In the event costs are incurred (i) to complete the planned measures described in the SSPs or (ii) USDHS does not approve the SSPs as submitted and, subject to the proviso herein below, additional or revised planned measures are required to obtain the approval of the SSPs by the USDHS, and, in either event, those costs exceed, in the aggregate, Ninety Nine Thousand Dollars ($99,000), then Buyer, on the one hand, and the Sellers, on the other hand, will each pay 50% of such costs (including such initial Ninety Nine Thousand Dollars ($99,000)); provided, however, that the Sellers shall have no obligation (a) to pay more than $250,000 pursuant to this Section 5.4; (b) to share the cost of the salary or other overhead costs of the employees or those contractors who have historically been used by the Sellers to provide site security-related services or which are used by Buyer to perform the types of activities previously conducted by Sellers’ employees or those contractors used by the Sellers to provide site security-related services, and such salary or other overhead costs shall not count towards the dollar threshold established herein; (c) to pay any costs relating to new interpretations of existing CFATS regulations by USDHS after the date hereof or any new CFATS regulations adopted after the date hereof; or (d) to pay any costs relating to training and equipment maintenance related to CFATS that are required in the ordinary course of business. Notwithstanding anything to the contrary set forth in this Section 5.4, the rights and obligations of the parties pursuant to this Section 5.4 shall be subject to the notice provisions and other procedures of Section 8.4 hereof. This Section 5.4 shall survive until the eighteen (18) month anniversary of the Closing Date, and Sellers will have no obligation to reimburse any costs incurred after such date.
     5.5 Post Closing Access to Employees. After the Closing, Buyer shall make available to the Sellers, at no cost to the Sellers and so long as such access does not unreasonably interfere with the operation of the Business after the Closing Date, such of the Current Employees for such time as is reasonably necessary to assist the Sellers in their review of the Final Working Capital Statement, preparation of year end financial statements, calculation of year end employee bonuses and benefit plan contributions, management and resolution of any Identified Excluded Liabilities and/or the Sellers’ involvement in the CFATS compliance matters described in Section 5.4.
     5.6 Septic Inspections and Repairs. The septic systems located on the Owned Real Property in Camanche, Iowa are subject to inspection which will not, as of the Closing Date, have been completed. After the Closing and as required by Applicable Law, Buyer shall make such Owned Real Property available to inspection by the applicable Governmental Authority. Except with respect to defects or damages to such septic systems occurring after Closing, the Sellers shall be obligated to pay the costs to repair or replace the portion(s) of such septic systems found, as a result of such inspections, to not meet the requirements for such systems under Applicable Laws. Notwithstanding anything to the contrary set forth in this Section 5.6, the rights and obligations of the parties pursuant to this Section 5.6 shall be subject to the notice provisions and other procedures of Section 8.4 hereof.
     5.7 Access to Real Property. For a period of six (6) months after the Closing Date, Buyer shall permit the Sellers reasonable access onto the Owned Real Property to remove any Excluded Assets not removed prior to Closing.
ARTICLE VI
CONDITIONS PRECEDENT
     6.1. Condition to Obligations of Buyer. The obligations of Buyer to consummate the Contemplated Transactions shall be subject to the fulfillment (or waiver by Buyer) on or prior to the Closing Date of the following additional conditions, which the Sellers agree to use reasonable good faith efforts to cause to be fulfilled:
          6.1.1. Representations. Each of the representations and warranties of the Sellers contained in the Agreement and in the Collateral Agreements (i) shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof or the date of the applicable Collateral Agreement, and (ii) except for representations and warranties of the Sellers which are specified to be only as of a certain date, shall be repeated and shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on and as of the Closing Date with the same effect as though made on and as of the Closing Date.

          6.1.2. Covenants. The Sellers shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Collateral Agreements to be performed or complied with by the Sellers prior to or at the Closing.
          6.1.3. Proceedings. No Order shall be in effect and no Proceeding by any Person shall be pending before any Governmental Authority, or before any arbitrator, wherein an unfavorable Order would: (i) prevent consummation of the Contemplated Transactions; and (ii) have a reasonable likelihood of causing the Contemplated Transactions to be rescinded following consummation.
          6.1.4. Closing Deliveries; Certificate. The Sellers shall have delivered to Buyer the closing deliveries set forth in Section 3.2. The Sellers will have delivered to Buyer a certificate of an executive officer of each Seller, dated the Closing Date, confirming the satisfaction of the conditions set forth in Sections 6.1.1, 6.1.2 and 6.1.6.
          6.1.5. Consents. The Sellers shall have obtained and shall have delivered to Buyer copies of the Material Consents and all terminations or expirations of waiting periods imposed by any Governmental Authority shall have occurred.
          6.1.6. No Material Adverse Effect. Except as set forth in Schedule 4.1.6 and except for the inability to obtain any Third Party Approval that is not a Material Consent, no event, occurrence, fact, condition, change, development or effect shall have occurred, exist or come to exist that, individually or in the aggregate, has constituted or resulted in, or could reasonably be expected to constitute or result in, a Material Adverse Effect.
          6.1.7. Corporate Proceedings. All corporate and other proceedings of the Sellers in connection with the Contemplated Transactions shall be reasonably satisfactory in substance and form to Buyer and its counsel, and Buyer and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.
          6.1.8 Escrow Agreement. The Escrow Agent shall have delivered to Sellers a counterpart to the Escrow Agreement, duly executed by the Escrow Agent.
     6.2. Conditions to Obligations of the Sellers. The obligation of the Sellers to consummate the Contemplated Transactions shall be subject to the fulfillment (or waiver by the Sellers), on or prior to the Closing Date, of the following additional conditions, which Buyer agrees to use reasonable good faith efforts to cause to be fulfilled:
          6.2.1. Representations. Each of the representations and warranties of Buyer contained in the Agreement and the Collateral Agreements (i) shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof or the date of such Collateral Agreement, and (ii) except for representations and warranties of Buyer which are specified to be only as of a certain date, shall be repeated and shall be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on and as of the Closing Date with the same effect as though made at and as of such time.
          6.2.2. Covenants. Buyer shall have performed and complied in all material respects with all covenants, agreements and conditions required by this Agreement and the Collateral Agreements to be performed or complied with by Buyer prior to or at the Closing.
          6.2.3. Proceedings. No Order shall be in effect and no Proceeding by any Person shall be pending before any Governmental Authority, or before any arbitrator, wherein an unfavorable Order would: (i) prevent consummation of the Contemplated Transactions; and (ii) have a reasonable likelihood of causing the Contemplated Transactions to be rescinded following consummation.
          6.2.4. Closing Deliveries; Certificate. Buyer shall have delivered to the Sellers the closing deliveries set forth in Section 3.3. Buyer will have delivered to Sellers a certificate of an executive officer of Buyer, dated the Closing Date, confirming the satisfaction of the conditions set forth in Sections 6.2.1 and 6.2.2.
          6.2.5. Corporate Proceedings. All corporate proceedings of Buyer in connection with the Contemplated Transactions shall be reasonably satisfactory in substance and form to the Sellers and their counsel, and the Sellers and their counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.
          6.2.6 Escrow Agreement. The Escrow Agent shall have delivered to Buyer a counterpart to the Escrow Agreement, duly executed by the Escrow Agent.
     6.3 Casualty. In the event that any of the Assets are damaged or destroyed by accident, fire or other casualty which is insured against, and the Sellers have not restored such Assets to their former condition by Closing, the Sellers shall, after providing Buyer with notice of such casualty, at the Closing pay over or assign to Buyer all amounts recovered or recoverable on account of such insurance as a result of such casualty. If the Assets damaged or destroyed by accident, fire or other casualty are not fully insured against (including self-insurance by the Sellers), then the Sellers shall pay or credit to Buyer at Closing an amount, reasonably estimated by Buyer, which represents the cost to restore such Assets to substantially the condition in which they were prior to the casualty.
ARTICLE VII
TERMINATION
     7.1. Termination. This Agreement may be terminated and abandoned at any time prior to the Closing Date:
          (a) by the mutual written agreement of Buyer and the Sellers,

          (b) by Buyer, by written notice to the Sellers, (i) if at any time either the representations and warranties of the Sellers contained in the Agreement and in the Collateral Agreements (A) shall fail to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof or the date of the applicable Collateral Agreement, and (B) shall fail to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on and as of the Closing Date with the same effect as though made at and as of such time; or (ii) if at any time the Sellers shall have failed to perform and comply in all material respects with all agreements and covenants of the Sellers contained in this Agreement requiring performance or compliance prior to such time, and in each case, such failure shall be such that, if not cured, the conditions set forth in Section 6.1 would not be fulfilled and shall not have been cured, or shall be incapable of being cured, within ten (10) calendar days of the receipt of written notice thereof by the Sellers from Buyer; or
          (c) by the Sellers, by written notice to Buyer, (i) if at any time the representations and warranties of Buyer or Parent contained in the Agreement and in the Collateral Agreements (A) shall fail to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) at and as of the date hereof or the date of the applicable Collateral Agreement, and (B) shall fail to be true and correct in all respects (in the case of any representation or warranty containing any materiality qualification) or in all material respects (in the case of any representation or warranty without any materiality qualification) on and as of the Closing Date with the same effect as though made at and as of such time; or (ii) if at any time Buyer shall have failed to perform and comply in all material respects with all agreements and covenants of Buyer contained in this Agreement requiring performance or compliance prior to such time, and in each case, such failure shall be such that, if not cured, the conditions set forth in Section 6.2 would not be fulfilled and shall not have been cured, or shall be incapable of being cured, within ten (10) calendar days of the receipt of written notice thereof by Buyer from the Sellers; or
          (d) by Buyer, on the one hand, or the Sellers, on the other hand, if the Closing has not occurred by the four-month anniversary of the date of this Agreement; provided that neither Buyer, on the one hand, or the Sellers, on the other hand, may terminate this Agreement pursuant to this Section 7.1(d) if such party’s failure to fulfill any of its obligations under this Agreement will have been the reason that the Closing will not have occurred on or before that date; or
          (e) by Buyer, on the one hand, or the Sellers, on the other hand, if there will be any law or regulation that makes consummation of the acquisition of the Assets or any other material component of the transactions contemplated hereby illegal or otherwise prohibited or if any Order enjoining Buyer or the Sellers from consummating the transactions contemplated hereby is entered and such Order becomes final and nonappealable; or
          (f) by the Sellers by written notice to Buyer, as provided in Section 5.1.2(c).

     7.2. Effect of Termination. The right of the parties to terminate this Agreement under Section 7.1 is in addition to any other rights such party may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the Contemplated Transactions on the part of any party hereto, or any of its directors, officers, employees, agents, consultants, representatives, advisers, shareholders or Affiliates, except as specified in Section 9.1; provided, however, that the provisions with regard to public and private announcements set forth in Section 5.1.1 and broker fees set forth in Sections 4.1.20 and 4.2.5 and all other covenants and agreements which by their terms continue after the termination of this Agreement will survive and continue to apply following any such termination. Notwithstanding any other provisions in this Agreement to the contrary, in the event that this Agreement is terminated by a party hereto because of the breach of the Agreement by another party or because one (1) or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the other party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.
ARTICLE VIII
INDEMNIFICATION
          8.1. Survival of Covenants, Representations and Warranties. From and after the Closing, the representations and warranties in this Agreement will survive for a period of eighteen (18) months after the Closing Date, except that (a) each representation and warranty set forth in Sections 4.1.1, 4.1.10(a), 4.1.20, 4.2.2 and 4.2.5, and (b) any representation or warranty intentionally fraudulently made will survive until 30 days following the expiration of the applicable statute of limitation. Any claim relating to a breach of a representation and warranty asserted in writing (stating the nature of the claim, the identity of the underlying claimants, if applicable, an estimated amount of the claim, if known, and the basis for the claim) on or before the expiration described in the preceding sentence shall survive until resolved or judicially determined. All covenants contained in this Agreement will survive until fully performed to the reasonable satisfaction of, or waived by, the party entitled to receive the benefit thereof.
     8.2. Indemnification and Payment of Losses by the Sellers. From and after the Closing Date, subject to the terms and conditions set forth herein, the Sellers will, pursuant to and solely in accordance with the terms of the Escrow Agreement and this Article VIII, jointly and severally defend, indemnify and hold harmless and reimburse Buyer and each of its respective successors, assigns, representatives, officers, directors, employees, agents, stockholders, controlling Persons, Subsidiaries and Affiliates (collectively, the “Buyer Indemnitees”) from and against and for any and all Losses arising from or in connection with:
          (a) any breach of the representations and warranties made by the Sellers in this Agreement;

          (b) any breach by the Sellers of any of their covenants or obligations in this Agreement, except for the covenants and obligations set forth in Sections 5.4 and 5.6;
          (c) the Excluded Liabilities or Excluded Assets;
          (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement made by any such Person with the Sellers in connection with any of the transactions contemplated herein; and/or
          (e) any breach by the Sellers of any of their covenants or obligations in Sections 5.4 or 5.6 of this Agreement.
     8.3. Indemnification and Payment of Losses by Buyer. From and after the Closing Date, subject to the terms and conditions set forth herein, Buyer will, pursuant to and solely in accordance with this Article VIII, defend, indemnify and hold harmless and reimburse the Sellers and their respective successors, assigns, representatives, employees, agents, Subsidiaries and Affiliates, including the stockholders of Sellers (collectively, the “Seller Indemnitees”) from and against and for any Losses arising from or in connection with:
          (a) any breach of the representations and warranties made by Buyer in this Agreement;
          (b) any breach by Buyer of any of its covenants or obligations in this Agreement, except that the responsibility of Buyer for failure to extend an offer to hire employees as specified in the first sentence of Section 5.3.1(a) shall be limited to the Assumed Employee Liabilities;
          (c) any of the Assumed Liabilities;
          (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement by any such Person with Buyer in connection with any of the transactions contemplated herein; and/or
          (e) any failure of Buyer to pay or reimburse the Sellers for the Taxes or other charges payable by Buyer pursuant to Section 3.8.
     8.4. Procedure for Indemnification.
          (a) After the Closing, as soon as is reasonably practicable after any Buyer Indemnitee or Seller Indemnitee becomes aware of any Loss that has or is believed by the Indemnified Person to be reasonably likely to give rise to a claim for indemnification (a “Claim”) under Section 8.2 or Section 8.3 of this Agreement, such Buyer Indemnitee or Seller Indemnitee, as the case may be (an “Indemnified Person”), shall give written notice thereof (a “Claim Notice”) to the party or parties from which indemnification is sought (the “Indemnifying Persons”). The Claim Notice shall describe the Claim in reasonable detail, and shall indicate the amount (estimated if necessary and to the extent feasible) of the Losses that have been or may be suffered by the Indemnified Person. The failure of any Indemnified Person to promptly give the Indemnifying Persons a Claim Notice shall not preclude such Indemnified Person from obtaining indemnification under this Article VIII, except to the extent that such Indemnified Person’s failure has actually prejudiced the rights or increased the Liabilities and obligations of any of the Indemnifying Persons hereunder.
          (b) Promptly after receipt by an Indemnified Person of notice of the commencement of any Action by a third party (a “Third Party Claim”) against it, such Indemnified Person shall, if a claim is to be made against an Indemnifying Party under this Article VIII, give notice to the Indemnifying Person of the commencement of such Third Party Claim. With respect to any Third Party Claim (other than a Third Party Claim that involves Taxes), with respect to any Claim Notice, the Indemnifying Persons shall have the right, by written notice to the Indemnified Person not later than thirty (30) calendar days after receipt of such Claim Notice (or within the shorter period, if any, during which a defense must be commenced for the preservation of rights), to assume the control of the defense, compromise or settlement of such Third Party Claim unless the Indemnifying Person is also a party to such Third Party Claim and the Indemnified Person determines in good faith that joint representation would be inappropriate (in which case the Indemnifying Person shall pay the costs of counsel for the Indemnified Person), provided that any settlement of such Third Party Claim shall involve only the payment of money damages by the Indemnifying Persons.
          (c) Upon the assumption of control by the Indemnifying Person as provided in Section 8.4(b), the Indemnifying Person shall diligently proceed with the defense, compromise or settlement of the Third Party Claim at the Indemnifying Person’s sole expense, including employment of counsel reasonably satisfactory to the Indemnified Person and, in connection therewith, the Indemnified Person shall cooperate fully, but at the expense of the Indemnifying Persons, to make available to the Indemnifying Persons all pertinent information and witnesses under the Indemnified Person’s control (provided that the Indemnifying Person shall cooperate with the Indemnified Person to obtain protective Orders with respect to information that is the subject of a confidentiality agreement or other such limitation on disclosure), and to take such other steps as in the opinion of counsel for the Indemnifying Persons that are necessary to enable the Indemnifying Persons to conduct such defense.
          (d) The final, non-appealable determination of any Third Party Claim, including all related costs and expenses, shall be binding and conclusive upon the Indemnifying Persons and the Indemnified Person as to the amount of the indemnification; provided, however, that in the Indemnifying Person’s defense of such Claim, except with the written consent of the Indemnified Person, the Indemnifying Persons shall not consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the provision by the claimant to the Indemnified Person of a release of the Indemnified Person from all liability in respect of such Third Party Claim or which imposes any Liabilities or obligations on the Indemnified Person.
          (e) Should the Indemnifying Persons fail to give notice to the Indemnified Person as provided in Section 8.4(b), the Indemnified Person shall be entitled to defend, settle or compromise the Third Party Claim as may appear advisable provided that any settlement of such Third Party Claim shall involve only the payment of money damages by the Indemnifying

Persons, and such final determination, settlement or compromise of the Third Party Claim shall be binding upon the Indemnifying Persons.
          (f) Notwithstanding the provisions of Section 8.4(a) through (e), the Sellers shall have the sole right to represent the interests of the Sellers in any Tax Proceeding relating to any Pre-Closing Tax Periods, and to employ counsel of their choice at their expense. Notwithstanding the foregoing, Buyer shall be entitled to participate in any such Tax Proceeding and the Sellers shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the Tax Liabilities of Buyer or the Sellers for any period after the Closing Date to any extent without the prior written consent of Buyer. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that Buyer has been indemnified against the effects of any such settlement.
          (g) Notwithstanding the provisions of Section 8.4(a) through (e), the Buyer Indemnitees shall deliver the Sellers notice of any and all Losses for which a Claim Notice would be made against the Sellers under this Article VIII but for the limitations set forth in Section 8.5(b).
     8.5 Limitations on Indemnification Claims by Buyer Indemnitees.
          (a) All Claims for Losses arising under Sections 8.2(a), (b) or (c) shall be paid first from the Escrow Amount.
          (b) The Sellers shall have no obligation to indemnify the Buyer Indemnitees with respect to Losses arising under Section 8.2(a) until the aggregate amount of all Losses thereunder exceeds Fifty Thousand Dollars ($50,000) (other than with respect to Losses arising under the representations and warranties set forth in Sections 4.1.1, 4.1.10(a) and 4.1.20 (the “Fundamental Representations”), as to which the threshold shall not apply), in which event the Sellers shall be obligated to indemnify the Buyer Indemnitees for all Losses, excluding the initial Fifty Thousand Dollars ($50,000).
          (c) The Sellers shall have no obligation to indemnify the Buyer Indemnitees with respect to Losses arising under Section 8.2(a), in the aggregate, which exceed the Escrow Amount other than with respect to Losses arising under the Fundamental Representations, in which case Sellers shall be obligated to indemnify the Buyer Indemnitees for Losses up to the Final Purchase Price.
          (d) Except for the Identified Excluded Liabilities, the Sellers shall have no obligation to indemnify the Buyer Indemnitees with respect to Losses arising under Sections 8.2(a), (b), (c) or (d), in the aggregate, which exceed the Final Purchase Price.
          (e) The Sellers shall have no obligation to indemnify the Buyer Indemnitees with respect to Losses arising under Section 8.2(a) and related to a breach of the representation and warranty set forth in Section 4.1.26 if the Buyer Indemnitees fail to notify the Sellers within five (5) Business Days of the date on which the Buyer Indemnitees (or any one of them) become aware of facts that give rise to such Losses.

     8.6. Exclusive Remedy. Except for Losses arising out of intentional fraud, from and after the Closing the indemnification provisions set forth in this Article VIII are the sole and exclusive remedy for monetary damages for Buyer or the Sellers for breach of any representation, warranty, covenant or agreement contained in this Agreement or in any Schedule to this Agreement.
     8.7 Calculation of Losses.
          (a) The amount of any Losses for which indemnification is provided under this Article VIII shall be net of any amounts actually recovered by the Indemnified Person under insurance policies with respect to such Losses (net of any expenses incurred in connection with such recovery).
          (b) If the amount of any Loss for which indemnification is provided under this Article VIII gives rise to a currently realizable Tax Benefit (as defined below) to the Indemnified Person, then the Claim shall be (i) increased to take account of any net Tax cost incurred by the Indemnified Person arising from the receipt of indemnity payments hereunder and (ii) reduced to take account of any net Tax Benefit realized by the Indemnified Person arising from the incurrence or payment of any such Loss. To the extent such Claim does not give rise to a currently realizable Tax Benefit, if the amount with respect to which any Claim is made gives rise to a subsequently realized Tax Benefit to the Indemnified Person, such Indemnified Person shall refund to the Indemnifying Person the amount of such Tax Benefit (with and including any gross-up payment made pursuant to this Section 8.7 with respect to such Tax Benefit) when, as and if realized. As used herein, a “Tax Benefit” means an amount by which the Tax liability of a Person (or group of Persons) is actually reduced (including by deduction, reduction of income by virtue of increased tax basis or otherwise, entitlement to refund, credit or otherwise) plus any related interest received from the relevant taxing authority. In computing the amount of any such Tax cost or Tax Benefit, the Indemnified Person shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any indemnified Loss. For purposes of this Section 8.7, a Tax Benefit is “currently realizable” to the extent that such Tax Benefit is realized in the current taxable period or year or in any Tax Return with respect thereto (including through a carryback to a prior taxable period) or in any taxable period or year prior to the date of the Claim. The amount of any increase, reduction or payment hereunder shall be adjusted to reflect any final determination with respect to the Indemnified Person’s liability for Taxes, and payments between Buyer and the Sellers to this Agreement to reflect such adjustment shall be made if necessary. Any indemnity payment under this Article VIII shall be treated as an adjustment to the value of the asset upon which the underlying Claim was based, unless a final determination with respect to the Indemnified Person or any of its Affiliates causes any such payment not to be treated as an adjustment to the value of the asset for United States federal income tax purposes.
          (c) For purposes of calculating Losses in this Article VIII, all qualifications as to materiality or Material Adverse Effect contained in any representation or warranty will be ignored.

     8.8 Tax Treatment of Indemnity Payments. The Sellers and Buyer agree to treat any indemnity payment made pursuant to this Article VIII as an adjustment to the Purchase Price for federal, state, local and foreign income tax purposes.
     8.9 Mitigation. Each Indemnified Person shall take commercially reasonable actions to mitigate Losses, and shall reasonably consult and cooperate with each Indemnifying Person with a view toward mitigating Losses, in connection with any Claim for which an Indemnified Person seeks indemnification under this Article VIII, including making claims against insurance coverage available to the Indemnified Person with respect to such Losses; provided, however, this Section 8.9 shall not obligate any Indemnified Person to take any actions which will result in the Indemnified Person incurring any expense unless the Indemnifying Person reimburses the Indemnified Person in advance for such expense.
     8.10 Effect of Investigation. The representations, warranties and covenants of each party and any Person’s rights to indemnification with respect thereto will not be affected or deemed waived by reason of any investigation made by or on behalf of such Person (including by any of his, her, or its advisors, consultants, or representatives) or by reason of the fact that such Person or any of such advisors, consultants, or representatives knew or should have known that any such representation or warranty is, was, or might be inaccurate. Subject to the rights of the Sellers in Sections 5.1.2(c), 7.1(c) and 7.1(f), the waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification or other remedy based on such representations, warranties, covenants, and obligations.
ARTICLE IX
MISCELLANEOUS
     9.1. Expenses. Except as provided in Sections 2.6, 3.8 5.2.7, 5.4 and 5.6, the Sellers, on the one hand, and Buyer, on the other hand, shall each bear their respective expenses, costs and fees (including attorneys’, auditors’ and financing commitment fees) in connection with the Contemplated Transactions, including the negotiation, preparation, execution and delivery of this Agreement and compliance herewith (the “Transaction Expenses”), whether or not the Contemplated Transactions shall be consummated.
     9.2. Severability. If any provision of this Agreement, including any phrase, sentence, clause, Section or subsection, is inoperative or unenforceable in any jurisdiction for any reason, such circumstances shall not have the effect of rendering the provision in question inoperative or unenforceable in any other jurisdiction, case or circumstance, or of rendering any other provision or provisions herein contained invalid, inoperative, or unenforceable to any extent whatsoever.
     9.3. Notices. All notices, consents, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if: (a) delivered personally, (b) mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by telecopy or facsimile.

(i)	if to Buyer,

Twain Acquisition Corp. 3100 East Hennepin Ave. Minneapolis, MN 55413 Attn: Patrick Hawkins Facsimile: (612) 331-5304

with copies (which shall not constitute notice) to:

Hawkins, Inc. 3100 East Hennepin Ave. Minneapolis, MN 55413 Attn: Richard Erstad Facsimile: (612) 331-5304

and

Faegre & Benson LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55402 Attn: Jonathan Nygren Facsimile: (612) 766-1600

(ii)	if to the Sellers,

Vertex Chemical Corporation 11685 Manchester Road St. Louis, Missouri 63131 Attn: President Facsimile: (314) 471-0478

with a copy (which shall not constitute notice) to:

Greensfelder, Hemker & Gale, P.C. 10 S. Broadway, Suite 2000 St. Louis, MO 63102 Attn: Joseph D. Lehrer, Esq. Facsimile: (314) 241-3237
or, in each case, at such other address as may be specified in writing to the other parties hereto.
     All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery, on the Business Day after such delivery, (x) if by certified or registered mail, on the third (3rd) Business Day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, or (z) if by telecopy or facsimile, on the Business Day following the day on which such telecopy or facsimile was sent, provided that a copy is also sent by certified or registered mail.
     9.4. Miscellaneous.
          9.4.1. Headings. The headings contained in this Agreement are for purposes of convenience only and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.
          9.4.2. Entire Agreement. This Agreement (including the Schedules hereto) and the Collateral Agreements (when executed and delivered) constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof, including that certain letter of intent, dated September 13, 2010, executed by the parties.
          9.4.3. Counterparts; Counterpart Facsimile Execution. This Agreement may be executed by the parties hereto on any number of separate counterparts, and all such counterparts so executed shall constitute one agreement binding on all the parties hereto notwithstanding that all the parties hereto are not signatories to the same counterpart. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted by facsimile machine or other electronic means is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party hereto, any facsimile or other electronic document is to be re-executed in original form by the parties who executed the facsimile or other electronic document. No party hereto may raise the use of a facsimile machine or other electronic means or the fact that any signature was transmitted through the use of a facsimile or other electronic means as a defense to the enforcement of this Agreement or any amendment or other document executed in compliance with this Section.
          9.4.4. Governing Law; Venue; Waiver of Jury Trial. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Missouri without giving effect to the choice or conflict of laws rules thereof to the extent that the application of the law of another jurisdiction would be required thereby. Buyer and the Sellers hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Missouri and the Federal courts of the United States of America located in the Eastern District of Missouri in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and hereby waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any of such document may not be enforced in or by said courts, and the parties hereto irrevocably agree that all claims with respect to such Proceeding shall be heard and determined in such a Missouri State or Federal court. Buyer and the Sellers hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.3, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. EACH PARTY HEREBY EXPRESSLY WAIVES ANY RIGHT IT MAY HAVE TO A JURY TRIAL IN ANY SUCH PROCEEDING.
          9.4.5. Binding Effect. All provisions of this Agreement shall be binding upon, inure to the benefit of and be enforceable by or against the parties hereto and their respective heirs, successors, and permitted assigns.
          9.4.6. Assignment. This Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other party hereto, provided that Buyer may assign this Agreement (or the right to receive or purchase any specific assets, including real property, under this Agreement) to any Subsidiary of Buyer or to an entity under common control with Buyer or to any lender to Buyer or any Subsidiary or Affiliate thereof as security for Liabilities to such lender in respect of the financing arrangements entered into in connection with the Contemplated Transactions and any refinancings, extensions, refundings or renewals thereof, provided, further, that no assignment to any such lender shall in any way affect Buyer’s Liabilities under this Agreement.
          9.4.7. No Third Party Beneficiaries. Except as provided in Sections 8.2 and 8.3 with respect to indemnification of Indemnified Parties hereunder, nothing in this Agreement shall confer any right, benefit, priority or interest upon any Person other than the parties hereto and their respective heirs, successors and permitted assigns.
          9.4.8. Amendment, Waivers, etc. No amendment, modification, supplement, termination, or discharge of any provision of this Agreement, nor any waiver or consent to any departure therefrom, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. Subject to Section 8.6, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity. The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy, or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.

          9.4.9. Failure or Delay. Except as otherwise provided by this Agreement, no failure on the part of any party hereto to exercise, and no delay in exercising, any right, power or privilege hereunder operates as a waiver thereof; nor does any single or partial exercise or any right, power or privilege hereunder preclude any other or further exercise thereof, or the exercise of any other right, power or privilege. No notice to or demand on any party hereto in any case entitles such party to any other or further notice or demand in similar or other circumstances.
          9.4.10. Exhibits and Schedules. All exhibits and schedules to this Agreement are deemed incorporated herein by reference. The schedules are arranged and numbered corresponding to the numbered and lettered sections contained in this Agreement. Any disclosure made pursuant to any section of the schedules shall be deemed to be disclosed on each of the other sections of the schedules to the extent the applicability of the disclosure to such other section is reasonably apparent from the disclosure made. Each disclosure contained in the schedules shall be described with reasonable particularity, containing the relevant facts and descriptions of the items being disclosed.
          9.4.11 Specific Performance. The Sellers hereby acknowledge and agree that the Assets are special and unique and that money damages payable to Buyer may be impossible to ascertain and an inadequate remedy in respect of a breach or non-performance of this Agreement by the Sellers. Accordingly, it is mutually agreed that, in addition to any other remedies available to Buyer under this Agreement or at law or in equity, Buyer will have, to the fullest extent permitted by Applicable Law, the right to require specific performance of this Agreement by the Sellers and to enforce this Agreement by injunctive or other equitable relief.
          9.4.12 No Joint Venture. Nothing contained in this Agreement will be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee, or legal representative of any other party. No party will have the power to control the activities and operations of any other and their status is, and at all times will continue to be, that of independent contractors with respect to each other. No party will have any power or authority to bind or commit any other. No party will hold itself out as having any authority or relationship in contravention of this Section.
          9.4.13 Parent Guarantee. Parent irrevocably, unconditionally and absolutely guaranties to the Sellers and the stockholders of Sellers the prompt payment and performance by Buyer of all of its obligations under this Agreement. Parent waives any and all defenses, claims, setoffs and discharges with respect to such obligations, except the defense of discharge by payment and performance in full and any defense available to Buyer that is provided for in this Agreement. Parent will not exercise or enforce any right of contribution, reimbursement, recourse, or subrogation as to any such obligations against Buyer until all such obligations have been fully paid and performed. If the Sellers or the stockholders of Sellers commence litigation to enforce this Section 9.4.13 and are the prevailing party as determined by a final order of a court of competent jurisdiction, Parent will pay all reasonable costs incurred by the Sellers and the stockholders of Sellers, including reasonable attorneys’ fees and expenses, in connection with the enforcement of this Section 9.4.13.
[Remainder of page intentionally left blank; signature page follows.]

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

VERTEX CHEMICAL CORPORATION
By:	/s/ Lee F. Moisio
Name:	Lee F. Moisio
Title:	President, Chief Executive Officer

NOVEL WASH CO., INC.
By:	/s/ Lee F. Moisio
Name:	Lee F. Moisio
Title:	President, Chief Executive Officer

R.H.A. CORPORATION
By:	/s/ Lee F. Moisio
Name:	Lee F. Moisio
Title:	President, Chief Executive Officer

TWAIN ACQUISITION CORP.
By:	/s/ Patrick H. Hawkins
Name:	Patrick H. Hawkins
Title:	President

Solely with respect to Sections 4.2 and 9.4.13:
HAWKINS, INC.

By:	/s/ John R. Hawkins
Name:	John R. Hawkins
Title:	Chief Executive Officer

Schedule 1
DEFINITIONS
     Acquisition Proposal: as defined in Section 5.2.2(b).
     Actual Knowledge: with respect to the Sellers, shall be deemed to mean the actual knowledge, with no duty to investigate or inquire, of the individuals identified on Schedule 3 hereto.
     Affiliate: of a Person means any other Person that Directly or Indirectly through one or more intermediaries Controls, is controlled by, or is under common control with, the first Person.
     Agreement: this Asset Purchase Agreement, including all Exhibits and Schedules hereto, as the same may be amended from time to time.
     Applicable Law: all applicable provisions of all (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, ordinances, arbitration award, agency requirement, license, permit or codes and (ii) Orders of or agreements with any Governmental Authority.
     Assets: as defined in Section 2.1. For the avoidance of doubt, the Assets include the Memphis Assets.
     Assignment and Assumption Agreement: as defined in Section 3.2(c).
     Assumed Contracts: as defined in Section 2.1(h).
     Assumed Employee Liabilities: the obligations set forth on Schedule 5.3.1.
     Assumed Liabilities: as defined in Section 2.4.
     Audited Financial Statements: as defined in Section 4.1.4.
     Benefit Plans: as defined in Section 4.1.18(a).
     Bill of Sale: as defined in Section 3.2(a).
     Business: as defined in the recitals to this Agreement.
     Business Day: any day other than a Saturday, Sunday or other day on which commercial banks in Missouri are required or authorized by Applicable Law to close.
     Buyer: as defined in the first paragraph of this Agreement.
     Buyer Employees: as defined in Section 5.3.1(a).

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     Buyer Indemnities: as defined in Section 8.2.
     Cash and Cash Equivalents: with respect to the Sellers, all cash and cash equivalents repayable on demand and freely remittable without any exchange or other approvals or significant Tax costs as of immediately prior to the Closing, determined in accordance with GAAP.
     CERCLA: the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended, or similar inventory of sites requiring investigation or remediation maintained by any state or locality.
     CFATS: the Chemical Facility Anti-Terrorism Standards, as adopted by the U.S. Department of Homeland Security.
     Claim: as defined in Section 8.4(a).
     Claim Notice: as defined in Section 8.4(a).
     Closing: as defined in Section 3.1.
     Closing Date: as defined in Section 3.1.
     Closing Net Working Capital: as defined in Section 3.6(b).
     Closing Net Working Capital Statement: as defined in Section 3.6(b).
     COBRA: as defined in Section 4.1.18(c).
     Code: the Internal Revenue Code of 1986, as amended.
     Collateral Agreements: the agreements and other documents and instruments described in Sections 3.2 and 3.3.
     Consent: any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, exemption or Order of, registration, including certificate, declaration or filing with, or report or notice to, any Person, including any Governmental Authority or any security holder, creditor or vendor, which is necessary to be obtained, made or given in connection with the execution and delivery of this Agreement and/or the Collateral Agreements, the performance by a Person of its obligations hereunder and/or thereunder and the consummation of the transaction contemplated hereby and/or thereby.
     Contemplated Transactions: collectively, all of the transactions contemplated by this Agreement and each of the Collateral Agreements.
     Contract: any agreement, contract, commitment, instrument, undertaking, lease, note, mortgage, indenture, license or arrangement, whether written or oral.

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     Control (including the terms “controlled by” and “under common control with”, whether or not capitalized): with respect to a Person, the possession, Directly or Indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract, or otherwise.
     Covered Returns: as defined in Section 4.1.5(a).
     Current Employees: as defined in Section 5.3.1(a).
     Directly or Indirectly: as an individual, partner, shareholder, member, creditor, director, officer, principal, agent, employee, trustee, consultant, advisor, or in any other relationship or capacity.
     Dispute Notice: as defined in Section 3.6(b).
     Dispute Period: as defined in Section 3.6(b).
     Employees: as defined in Section 4.1.18(a).
     Enforcement Limitations: as defined in Section 4.1.1.
     Environment: soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.
     Environmental Laws: all Applicable Laws relating to the protection of the environment, to human health and safety, or to any emission, discharge, generation, processing, storage, holding, abatement, existence, Release, threatened Release or transportation of any Hazardous Substances, including (i) CERCLA, the Resource Conservation and Recovery Act, and the Occupational Safety and Health Act, and (ii) all other requirements pertaining to reporting, licensing, permitting, investigation or remediation of emissions, discharges, releases or threatened releases of Hazardous Substances, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, sale, treatment, receipt, storage, disposal, transport or handling of Hazardous Substances.
     Environmental Liabilities and Costs: means, except as related to costs of complying with Applicable Law with respect to the storage or use of Hazardous Substances, any Losses or Liabilities arising from or under any Environmental Law or Occupational Safety and Health Law and consisting of or relating to:
          (a) Any environmental, health or safety matters or conditions (including on-site or off-site contamination, occupational safety and health and regulation of chemical substances or products);
          (b) Fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and responses, investigative, remedial or

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inspection costs and expenses arising under any Environmental Law or Occupational Safety and Health Law;
          (c) Financial responsibility under Environmental Law or Occupational Safety and Health Law for Remedial Action required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Remedial Action has been required or requested by any Governmental Authority or any other Person) and for any natural resource damages; or
          (d) Any other compliance, corrective, investigative or remedial measures required under any Environmental Law or Occupational Safety and Health Law.
     ERISA: the Employee Retirement Income Security Act of 1974, as amended.
     ERISA Affiliate: as defined in Section 4.1.18(a).
     ERISA Plan: as defined in Section 4.1.18(b).
     Escrow Account: as defined in Section 3.5.
     Escrow Agent: as defined in Section 3.5.
     Escrow Agreement: as defined in Section 3.2(j).
     Escrow Amount: as defined in Section 3.5.
     Excluded Assets: as defined in Section 2.2.
     Excluded Contracts: as defined in Section 2.2(g).
     Excluded Liabilities: as defined in Section 2.5.
     FICA: as defined in Section 5.3.2(a).
     Final Determination: as defined in Section 3.6(c).
     Final Purchase Price: as defined in Section 3.4.
     Final Statement: as defined in Section 3.6(c).
     Financial Statements: each of the financial statements required to be provided by Section 4.1.4.
     Fundamental Representation: as defined in Section 8.5(b).
     FUTA: as defined in Section 5.3.2(a).

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     GAAP: means United States generally accepted accounting principles, applied on a consistent basis.
     Government Bids: as defined in Section 4.1.25(b).
     Government Contracts: as defined in Section 4.1.25(a).
     Governmental Authority: any nation or government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, bureau, commission or instrumentality of the United States, any State of the United States, any political subdivision thereof or any foreign country or any political subdivision thereof, and any tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.
     Hazardous Activity: the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment or use (including any withdrawal or other use of groundwater) of Hazardous Substances in, on, under, about or from the Real Property or any part thereof into the Environment, and any other act, business, operation or thing that increases the danger or risk of danger, or poses an unreasonable risk of harm to persons or property on or off the Real Property, or that may affect the value of the Real Property.
     Hazardous Substances: any waste or substance that (i) is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, (ii) requires investigation, removal or remediation under any Environmental Law, or is defined, listed or identified as a “hazardous waste,” “hazardous substance,” “hazardous material,” “hazardous constituent,” “toxic substance,” “pollutant,” or “contaminant” thereunder or any similar denomination intended to classify or regulate substances, or (iii) is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous and is regulated by any Governmental Authority or Environmental Law.
     Indebtedness: all obligations (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) with respect to indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, (iv) in the nature of guarantees of indebtedness of others, and (v) for all accrued interest on any of the foregoing.
     Indemnified Person: as defined in Section 8.4(a).
     Indemnifying Persons: as defined in Section 8.4(a).
     Identified Excluded Liabilities: the obligations set forth on Schedule 5.5.
     Independent Accounting Firm: as defined in Section 3.6(c).

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     Initial Purchase Price: as defined in Section 3.4.
     Intellectual Property: any and all United States, state and foreign (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, including the trade name and mark “Vertex” and any derivation thereof, the trade name and mark “Novel Wash” and any derivation thereof, all applications and registrations for any of the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions, processes, designs, formulae, trade secrets, know-how, confidential and technical information, manufacturing, engineering and technical drawings, product specifications and confidential business information and discoveries, whether patentable or not, and all patents (including design patents, industrial designs and utility models), registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists; (iv) published and unpublished works of authorship, whether copyrightable or not (including software, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights; provided, however, that any and all commercially available off-the-shelf or shrinkwrap software that has been legally purchased by a Seller and has not been impermissibly modified by such Seller is specifically excluded from parts (i) through (v) hereof.
     Intellectual Property Assets: as defined in Section 2.1(k).
     Interim Balance Sheet: as defined in Section 4.1.4.
     Inventory: as defined in Section 2.1(d).
     IRS: the Internal Revenue Service.
     Items of Dispute: as defined in Section 3.6(b).
     Knowledge: with respect to the Sellers, shall be deemed to mean the actual knowledge, after reasonably inquiry, of the individuals identified on Schedule 3 hereto.
     Lease: as defined in Section 3.2(s).
     Lease Assignments: as defined in Section 3.2(g).
     Leased Real Property: as defined in Section 2.1(f).
     Liabilities: any Indebtedness, liability, obligation, or commitment of any nature, whether known or unknown, liquidated or unliquidated, asserted or unasserted, determined or determinable, absolute or contingent, accrued or unaccrued or otherwise and whether due or to

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become due.
     Lien: any written or oral mortgage, pledge, hypothecation, right of others, claim, security interest, encumbrance, levy, lease, escrow, indenture, security agreement, sublease, license, occupancy agreement, adverse claim or interest, easement, covenant, encroachment, burden, title defect, title retention agreement, voting trust agreement, interest, equity, option, lien, right of first refusal, charge or other restrictions or limitations of any nature whatsoever, including such as may arise under any Contracts.
     Losses: all losses, claims, Proceedings, Liabilities, assessments, costs, penalties, fines, Orders, deficiencies, costs and expenses (including expenses of investigation and reasonable attorneys’ fees and disbursements), but excluding, with respect to Claims by any Indemnified Person only (and not with respect to Third Party Claims), punitive damages and any other damages that are not reasonably foreseeable.
     Material Adverse Effect: any change, circumstance, development, effect, event, occurrence or state of facts that, individually or in the aggregate, is, or is reasonably expected to be, both material and adverse (a) with respect to the assets, the condition (financial or otherwise), operations or the business of the Sellers, taken as a whole, or (b) on the ability of any of the parties hereto to consummate the transaction contemplated by this Agreement; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a “Material Adverse Effect” as defined in clause (a) above: any adverse change, circumstances, development, effect, event, occurrence or state of facts arising from or relating to (1) general business or economic conditions, including such conditions related to the Business or the availability of raw materials and metals, that do not disproportionately affect the Sellers, taken as a whole, (2) national or international political or social conditions, including the engagement by the United States or others in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or others, or any territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel that do not disproportionately affect the Sellers, taken as a whole, (3) financial, banking, or securities markets (including any disruption thereof and any material decline in the overall value of any major United States market index) that do not disproportionately affect the Sellers, taken as a whole, (4) changes in GAAP, (5) changes in Applicable Law, rules, regulations, Orders, or other binding directives issued by any Governmental Authority, (6) the taking of any action by the Sellers that is specifically required to be taken by the terms of this Agreement, (7) the announcement of the Contemplated Transactions, (8) Liens imposed by the Memphis Contract, or (9) the act by any party, other than the Sellers, to stop or attempt to stop the release and recordation of the Memphis Documents.
     Material Consents: as defined in Section 3.2(h).
     Material Contract: as defined in Section 4.1.11(a).
     Memphis Assets: the Memphis Owned Real Property and improvements thereon, and each Assumed Contract in which the subject thereof is such Memphis Owned Real Property, any

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improvement thereon or fixture attached thereto.
     Memphis Assignment and Assumption Agreement: as defined in Section 3.2(d).
     Memphis Bill of Sale: as defined in Section 3.2(b).
     Memphis Contract: the Contract specified in Schedule 4.1.15(a).
     Memphis Documents: collectively, the Memphis Real Property Deeds, Memphis Bill of Sale and Memphis Assignment and Assumption Agreement.
     Memphis Owned Real Property: any Owned Real Property located in Memphis, Tennessee.
     Memphis Real Property Deeds: as defined in Section 3.2(f).
     Multiemployer Plan: as defined in Section 4.1.18(b).
     Net Working Capital: the difference between (a) the sum of (i) the Inventory plus (ii) the Prepaid Expenses transferred to Buyer, including, for the avoidance of doubt, any prepaid property Taxes, plus (iii) those Receivables transferred to Buyer and (b) the Assumed Liabilities to the extent they constitute current liabilities, including accruals for property Taxes that should be accrued in accordance with GAAP. The foregoing calculation of the Net Working Capital shall be determined in accordance with GAAP in a manner consistent with past practices, except that no reserves shall be taken or liabilities recognized for Excluded Liabilities or Assumed Employee Liabilities, and Inventory shall be calculated on a first in, first out basis.
     Non-Competition and Non-Solicitation Agreement: as defined in Section 3.2(i).
     Occupational Safety and Health Law: any law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards.
     Order: any award, decision, injunction, judgment, decree, settlement, order, process, ruling, subpoena and/or verdict (whether temporary, preliminary or permanent) entered, issued, made or rendered by any Governmental Authority of competent jurisdiction.
     Ordinary Course of Business: as defined in Section 4.1.6.
     Owned Real Property: as defined in Section 2.1(e).
     Parent: as defined in the first paragraph of this Agreement.
     Pension Plan: as defined in Section 4.1.18(b).
     Permits: any federal, state and local permits, licenses, registrations, franchises, certificates, variances, exemptions, exceptions, Orders, Consents, clearances and approvals and

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other authorizations issued by any Governmental Authority (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).
     Permitted Liens: with respect to Real Property, all matters of record (other than Liens recorded by Sellers or any of their Affiliates) and all matters that would be revealed by an accurate Survey and, with respect to all Assets (including Real Property), such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced, and for which assessments or other charges are not yet due and payable or are due but not delinquent or due but being contested in good faith by appropriate proceedings: (i) statutory liens for Taxes, assessments or other governmental charges not yet due and payable; (ii) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens imposed by Applicable Law arising in the ordinary and usual course of such business in a manner consistent with past practice and securing Liabilities that are not overdue; (iii) pledges or deposits to secure Liabilities under workers’ compensation laws or similar legislation or to secure public or statutory Liabilities; (iv) limitations and restrictions described in the Real Estate Leases; and (v) all matters noted on Schedule 4.1.15(a).
     Person: any natural person, firm, partnership, association, corporation, company, limited liability company, firm, joint venture, unincorporated organization or other entity, trust, business trust, Governmental Authority or other entity.
     Personal Property Leases: as defined in Section 2.1(g).
     Pre-Closing Tax Period: a Tax period or portion thereof that ends on or prior to the Closing Date; if a Tax period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the Tax period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.
     Prepaid Expenses: as defined in Section 2.1(i).
     Proceeding: any action, arbitration, audit, claim, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any third party, Governmental Authority or arbitrator.
     Products: as defined in Section 4.1.22.
     Real Estate Leases: as defined in Section 2.1(f).
     Real Property: as defined in Section 2.1(f).
     Real Property Deeds: as defined in Section 3.2(e).
     Receivables: as defined in Section 2.1(j).

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     Release: any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, transporting, placing and the like, including the moving of any materials through, into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment, other than in compliance with Applicable Law.
     Release Date: as defined in Section 2.3(a).
     Remedial Action: all actions required to (i) clean up, remove, contain, treat or in any other way remediate any Hazardous Substances; (ii) prevent the release of Hazardous Substances so that they do not migrate or endanger or threaten to endanger public health or welfare or the environment; or (iii) perform studies, investigations and care related to any such Hazardous Substances.
     Resolution Period: as defined in Section 3.6(b).
     Retained Records: as defined in Section 2.2(e).
     Sales Taxes: as defined in Section 3.8(a).
     Scheduled Intellectual Property: as defined in Section 4.1.14(a).
     Schedules: the Disclosure Schedules attached to this Agreement and incorporated as if fully set forth herein.
     Seller (including “Sellers”): as defined in the first paragraph of this Agreement.
     Seller Affidavits: as defined in Section 3.2(r).
     Seller Indemnitees: as defined in Section 8.3.
     Service Providers: as defined in Section 4.1.17(d).
     SSPs: as defined in Section 5.4.
     Subsidiary: any corporation or other Person in which a Person owns or Controls, Directly or Indirectly, capital stock or other equity interests representing at least 50% of the outstanding voting stock or other equity interests.
     Survey: an ALTA survey.
     Target Net Working Capital: shall mean the average Net Working Capital of the Sellers for the 12-month period ended December 31, 2010, with Net Working Capital measured as of the last date of each month in such period. For purposes of clarification only, if Target Net Working Capital were measured for the 12-month period ended November 30, 2010, Buyer and the Sellers mutually agree that the amount of Target Net Working Capital would be Five Million, One

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Hundred Fourteen Thousand, Two Hundred Fifty-Six and 00/100 Dollars ($5,114,256), which was calculated in accordance with the information set forth on Schedule 2 hereto. Any disputes with respect to establishing Target Net Working Capital will be resolved in accordance with the dispute resolution provisions set forth in Section 3.6(c).
     Tax (including “Taxes”): any federal, state, provincial, local, foreign or other income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, duty or other governmental charge or assessment or deficiencies thereof, together with any interest or any penalty, addition to tax, or additional amount, whether disputed or not, and including any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-US law), as a transferee or successor, by contract or otherwise.
     Tax Benefit: as defined in Section 8.7(b).
     Tax Return: each and every return, report, declaration, form, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
     Third Party Approvals: as defined in Section 4.1.3.
     Third Party Claims: as defined in Section 8.4(b).
     Title Company: First American Title Insurance Company.
     Transaction Expenses: as defined in Section 9.1.
     Treasury Regulations: the regulations prescribed pursuant to the Code.
     Uncollected Receivables: as defined in Section 5.1.9.
     USDHS: as defined in Section 5.4.
     Withholding Taxes: as defined in Section 4.1.5(a).
     Working Capital Adjustment: as defined in Section 3.6(d).
     Year to Date Financial Statements: as defined in Section 4.1.4.

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Rules of Construction
     For purposes of this Agreement and the other documents executed in connection herewith, the following rules of construction shall apply, unless specifically indicated to the contrary: (i) wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter; (ii) the terms “or” and “any” are not exclusive; (iii) the term “including” (or any form thereof) shall not be limiting or exclusive and is deemed to be followed by the words “without limitation”; (iv) all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations; (v) all references in this Agreement or in the Schedules to this Agreement to sections, schedules, exhibits and attachments shall refer to the corresponding sections, schedules, exhibits and attachments of or to this Agreement; (vi) all references to any instruments or agreements, including references to any of the documents executed in connection herewith, shall include any and all modifications or amendments thereto and any and all extensions or renewals thereof; and (vii) words such as “herein,” “hereof,” “hereunder” and similar words refer to this Agreement as a whole and not to the particular term or section where they appear.

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Schedule 2
TARGET NET WORKING CAPITAL CALCULATION
See attached.

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Schedule 3
ACTUAL KNOWLEDGE AND KNOWLEDGE PERSONS
1. Michael M. Moisio
2. Lee F. Moisio
3. David G. Rosenstock
4. Thomas J. Magrecki, Jr.
5. Harold McCloud

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Schedule 4
EXCEPTION TO NO SOLICITATION
1. Alice Flath Moisio

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